UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
______________________________________
FORM 11-K
 ______________________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                 to
Commission file number 001-16167
  ______________________________________

A.	Full title of the plan and the address of the plan, if different from that of issuer named below:
MONSANTO SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
MONSANTO COMPANY
800 North Lindbergh Blvd.
St. Louis, MO 63167

MONSANTO SAVINGS AND INVESTMENT PLAN
FINANCIAL STATEMENTS AS OF DEC. 31, 2014 AND 2013,
AND FOR THE YEAR ENDED DEC. 31, 2014, AND SUPPLEMENTAL SCHEDULES
AS OF AND FOR THE YEAR ENDED DEC. 31, 2014, AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MONSANTO SAVINGS AND INVESTMENT PLAN
Financial Statements and Supplemental Schedules

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the Monsanto Savings and Investment Plan,
the Pension and Savings Funds Investment Committee of Monsanto Company,
and the Monsanto Company Employee Benefits Plans Committee

We have audited the accompanying statements of net assets available for benefits of the Monsanto Savings and Investment Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules of (1) assets (held at end of year) as of December 31, 2014, (2) assets (acquired and disposed of within year) for the year ended December 31, 2014, and (3) reportable transactions for the year ended December 31, 2014, have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP
St. Louis, Missouri
June 22, 2015

MONSANTO SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of Dec. 31,
	2014	2013
(Dollars in thousands)
ASSETS:
Investments:
Common stock — Monsanto Company — Allocated	$859,530	$935,410
Cash and temporary investments	67,294	80,004
Debt securities including U.S. Government securities	117,044	89,304
Common and preferred stock — other	773,328	768,914
Collective investment funds	941,923	762,891
Synthetic guaranteed investment contracts at fair value	434,437	426,350
Guaranteed insurance contract held separately at fair value	141,619	140,497
Total investments	3,335,175	3,203,370
Receivables:
Employer contribution receivable	6,123	—
Dividends, interest and trades receivable	3,223	7,833
Loans to participants, interest rates from 3.25% to 9.5%, maturities through January 2020	31,337	29,830
Total receivables	40,683	37,663
Total assets	3,375,858	3,241,033
LIABILITIES:
Amount payable for investment securities transactions	2,717	5,996
Total liabilities	2,717	5,996
NET ASSETS AVAILABLE FOR BENEFITS REFLECTING INVESTMENTS AT FAIR VALUE	3,373,141	3,235,037
Adjustment from fair value to contract value for fully benefit-responsive investment and insurance contracts	(20,657)	(14,089)
NET ASSETS AVAILABLE FOR BENEFITS	$3,352,484	$3,220,948
See accompanying notes to financial statements.

MONSANTO SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended Dec. 31,
2014
(Dollars in thousands)
CONTRIBUTIONS:
Employee contributions	$114,246
Employer contributions	71,243
Rollovers from other plans	7,127
Total contributions	192,616
INVESTMENT INCOME:
Appreciation/(depreciation) in fair value of investments
Common stock — Monsanto Company	23,409
Debt securities	1,439
Common and preferred stock — other	44,602
Collective investment funds	60,955
Total appreciation in fair value of investments — net	130,405
Interest	21,042
Dividends	27,922
Total investment income	179,369
INTEREST ON LOANS TO PARTICIPANTS	1,412
DEDUCTIONS:
Administrative and investment management expenses	(7,316)
Benefits paid to participants	(234,545)
Total deductions	(241,861)
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	131,536
NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	3,220,948
NET ASSETS AVAILABLE FOR BENEFITS — End of year	$3,352,484
See accompanying notes to financial statements.

MONSANTO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DEC. 31, 2014 AND DEC. 31, 2013 AND FOR THE YEAR ENDED DEC. 31, 2014
NOTE 1. INFORMATION REGARDING THE PLAN
GENERAL
The following description of the Monsanto Savings and Investment Plan (the “Plan” or the “SIP”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
The Plan was established as of June 11, 2001, as a successor to a portion of the Pharmacia Corporation Savings and Investment Plan (“Pharmacia Plan”) for the benefit of certain employees and former employees (“Transferred Participants”) of Monsanto Company (“Monsanto” or the “Company”). Effective July 1, 2001, the assets of the Pharmacia Plan that were allocated to the accounts of the Transferred Participants were transferred to the trust established under the Plan. Also effective July 1, 2001, a portion of the unallocated assets and liabilities (primarily debt) of the leveraged employee stock ownership plan (“ESOP”) component of the Pharmacia Plan were transferred to the Plan.
ADMINISTRATION
Monsanto is the sponsor of the Plan. The Monsanto Company Employee Benefits Plans Committee (“Administrative Committee”) is responsible for administering the Plan in accordance with the Employee Retirement Income Security Act of 1974 (“ERISA”) and Plan documents. Fidelity Workplace Investing LLC serves as the record keeper of the Plan. The Monsanto Company Pension and Savings Funds Investment Committee (“Investment Committee”) is responsible for monitoring Plan investments. The trustee of the Plan is The Northern Trust Company (“Northern”).
PARTICIPANT ACCOUNTS
The Plan is a contributory defined contribution profit sharing plan with individual accounts for each participant. U.S. employees classified as “regular employees” and who have attained age 18 generally are eligible to participate in the Plan upon employment. U.S. employees classified as “temporary employees” and who have attained age 18 are eligible to participate in the Plan after 1,000 hours of service. The cost of Plan administration is borne by Plan participants.
Each participant’s account is credited with the participant’s contributions, Company contributions and the pro-rata share of any Plan investment earnings and is reduced by the pro-rata share of any Plan investment losses, transaction costs and certain administrative and investment management expenses. Participants’ accounts are also reduced by the record keeping administrative expense on a fixed fee basis. Participants’ accounts are valued on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.
EMPLOYEE CONTRIBUTIONS
The Plan provides for voluntary employee contributions generally ranging from one to 25 percent of an employee’s eligible pay. Employees have an option to make before-tax contributions, after-tax contributions or Roth contributions. Subject to annual limits on before-tax contributions and Roth contributions, and on the results of required Internal Revenue Service (“IRS”) discrimination testing, contributions may be all before-tax, all after-tax, all Roth or any combination of these three categories. Plan participants other than those also participating in the Company’s ERISA Parity Savings and Investment Plan may change the amounts of their contributions on a daily basis. Generally, participant contributions to the Plan may be invested in one percent increments and can be allocated in any combination to the following investment fund options at the direction of the participant: a stable value fund, a bond index fund, a balanced fund consisting of both fixed income and equity securities, a growth and income equity fund, an international equity fund, a growth equity fund, a U.S. equity index fund, a treasury inflation-protected securities (TIPS) bond fund, a value equity fund, a small cap growth equity fund, a small cap value equity fund, the Monsanto Stock Fund, which invests primarily in Monsanto common stock and four asset allocation funds consisting of varying pre-set mixes of certain of the aforementioned investment funds. The four asset allocation funds allow participants varying degrees of risk and return.
The Plan includes targeted “roundtrip” participant trading restrictions. A roundtrip is defined as an exchange in and then out of a fund in less than a 30-day period. Under these restrictions, participants are limited to one roundtrip transaction per fund within any 90-day rolling period and four roundtrip transactions across all funds over a rolling 12-month period. These targeted restrictions apply to all investment options except the Stable Value Fund. Generally, participants may transfer their contributions, Company contributions and any earnings thereon among the investment options on a daily basis, subject to the roundtrip trading restrictions described above.

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MONSANTO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

The Plan has an automatic enrollment feature with respect to newly hired and re-hired employees. If such an employee becomes eligible to participate in the SIP in 2014 or later, he or she will be automatically enrolled in the Plan at a before-tax salary deferral rate (equal to five percent of non-incentive eligible pay). The automatic enrollment will occur 45 days after the employee's date of hire or rehire (or for temporary employees hired on or after July 1, 2007, 45 days after completing 1,000 hours of service) unless, within such 45 day period he or she elects a different percentage salary deferral rate or elects not to participate. In 2013, the above-referenced automatic before-tax salary deferral rate was four percent of total eligible pay.

Effective Jan. 1, 2014, the SIP has an automatic salary deferral rate increase feature applicable to participants who had been automatically enrolled in the Plan for at least six months as of the last day of the prior Plan year and have not made changes to their salary deferral rate. With respect to those participants, on or around January 10th of each Plan year, the before-tax salary deferral rate applicable to his or her non-incentive eligible pay will be increased by one percent, up to a maximum before-tax rate of eight percent, unless the participant (a) elects to opt out of the automatic increase feature, (b) elects a different percentage salary deferral rate or (c) elects to not participate in the Plan.
Participants may be eligible to make a before-tax catch-up contribution if they are at least age 50 on or before the end of the calendar year and either currently contributing at least eight percent of their eligible pay per pay period to the SIP or had reached the IRS annual limit on before-tax and Roth contributions ($17,500 in 2014). For 2014, eligible participants could have elected a before-tax and/or Roth catch-up contributions of up to $5,500. The catch-up contributions are not eligible for Company matching contributions and are subject to the same rules as other before-tax and Roth contributions. The annual catch-up contribution limit may increase in future years in accordance with limits prescribed by the IRS.
The before-tax option allows participants to elect to make before-tax contributions from eligible gross pay before most income taxes are deducted. Participants generally cannot withdraw before-tax contributions without income tax penalties until age 59½, disability, death, separation from service after age 55, or for payments that are part of a series of substantially equal periodic payments made for the life of the employee or the joint lives of the employee and a designated beneficiary. After-tax contributions are made from participants’ eligible pay after income taxes have been deducted. Withdrawal of after-tax employee contributions can be made with no penalty.
Roth contributions allow participants to contribute amounts from their eligible pay after income taxes have been deducted. If certain requirements are met, a participant can withdraw the amount of his or her Roth contributions together with earnings thereon without incurring any income tax liability. However, a participant will have to treat the withdrawal of earnings on Roth contributions as taxable unless such earnings are withdrawn either (a) after the date on which the participant attains age 59½ and after the participant’s account has held Roth contributions for at least five years or (b) after the participant’s death or disability. Also, an additional10 percent tax will be imposed upon the withdrawal of any contributions which the participant has “converted” into Roth contributions under an election mechanism provided for in the Plan and upon the withdrawal of any earnings on Roth contributions unless at the time of the withdrawal, (a) the participant has attained age 59½, (b) the participant had terminated employment from the Company on or after attaining age 55 or (c) the participant had died or become disabled.
COMPANY CONTRIBUTIONS AND VESTING
The Company matches 80 percent of employee contributions, up to a maximum of eight percent of eligible pay. Company matching contributions are made as a cash contribution to the Plan and invested pursuant to the participant's current investment elections. In 2014 and 2013, Company matching contributions of $61.8 million and $56.7 million, respectively, were applied to the Plan.
Participants hired after July 8, 2012 are also eligible for an age-based, Company core non-elective contribution, provided that they are employed on the last day of the Plan year. The amount of the contribution is based upon a participant's attained age and ranges from 3 to 7 percent of eligible pay. The last day requirement is waived in the case of death, disability, involuntary termination without cause and voluntary termination after attainment of age 55 with at least five years of service. Company core non-elective contributions were $6.1 million and $2.7 million in 2014 and 2013, respectively.
Generally, Company contributions vest and become non-forfeitable at the rate of 20 percent per year of service, such that Company contributions are 100 percent vested after five years of service; participants receiving a Qualified Non-Elective Contribution ("QNEC") are fully vested in those amounts. Company contributions immediately vest upon a change of control of the Company, as defined in the Plan.

An actively employed Plan participant with at least five years of service under the Plan may, at any time, withdraw all or a portion of his or her Plan account attributable to participant after-tax contributions, rollover contributions and vested Company contributions (other than Company core non-elective contribution, QNECs and unvested qualified matching contributions). An actively employed Plan participant with less than five years of service under the Plan may, at any time, withdraw all or a

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MONSANTO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

portion of his or her Plan account attributable to participant after-tax contributions, rollover contributions and vested Company contributions (other than those Company contributions made to the account during the immediately preceding 24 months, Company core non-elective contribution, QNECs and qualified matching contributions). At age 59½, a Plan participant may withdraw any portion of his or her Plan account to the extent vested.
LEVERAGED ESOP
The Plan’s prior ESOP debt was fully repaid in 2012. However, all shares of Monsanto common stock that were acquired in connection with the ESOP debt and that remain in the Plan continue to be eligible for certain special tax treatment under which dividends paid by the Company with respect to such shares of stock are deductible by the Company. In order for the Company to claim such deduction, participants whose accounts contain shares of Monsanto common stock acquired in connection with the ESOP debt are given an annual election opportunity to either receive such dividends in cash or to have such dividends reinvested in additional shares of Monsanto common stock.
VOTING RIGHTS
Participants have the right to instruct the Plan’s trustee how to vote the shares of Monsanto common stock represented by units in their accounts. The Trustee will vote the unallocated shares in the same proportion as the allocated shares on which they receive voting instructions from participants.
PARTICIPANT LOANS
Most Plan participants can obtain loans from their accounts for up to five years at an interest rate in effect as of the effective date of the loan, as determined by the Administrative Committee. A participant with a Plan account balance in excess of $2,000 may borrow up to the lesser of 50 percent of the total vested account balance less any outstanding loan balances at the time of the loan, $50,000 minus the participant’s highest outstanding loan balances during the last year, or 100 percent of his or her employee account value excluding the employer portion and any outstanding loan balances at the time of the loan. The minimum loan is $1,000; generally, the maximum number of outstanding loans at any one time is two. No allowance for credit losses has been recorded as of Dec. 31, 2014, or Dec. 31, 2013. If a participant does not provide payment within the applicable cure period and fails to bring the delinquent payment current within the applicable cure period, the unpaid loan balance, plus accrued interest, is deemed distributed to the participant and the participant’s Plan account is reduced by the outstanding loan payment, all in accordance with Plan rules and procedures.
PAYMENT OF BENEFITS
On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a certain number of years. If employment is terminated before age 70½, participants can elect to defer receiving benefits if their vested account balance is greater than $1,000.
FORFEITED ACCOUNTS
At Dec. 31, 2014, and 2013, the value of forfeited non-vested accounts totaled $2.1 million and $0.9 million, respectively. As permitted by the terms of the Plan, during the Plan year ended Dec. 31, 2014, and Dec. 31, 2013, the Company determined to apply approximately zero and $1.8 million, respectively, of forfeited amounts to fund Company matching contributions.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the date of the financial statements and reported amounts of increases and decreases during the reporting period. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES
The Plan is invested in various types of financial assets including common stock, debt securities and investment contracts, the values of which are determined by market factors including but not limited to interest rates, overall market volatility, credit ratings and default rates. The investment values recorded in the financial statements as of Dec. 31, 2014, reflect the market

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MONSANTO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

environment, risks and uncertainties at that point in time. It is reasonably possible that subsequent changes in the market environment could result in investment values materially different from those shown in the financial statements.

FULLY BENEFIT-RESPONSIVE INVESTMENT AND INSURANCE CONTRACTS
The Stable Value Fund is invested in synthetic guaranteed investment contracts ("Synthetic GICs") and a guaranteed insurance contract, as described in Note 4 — Guaranteed Investment Contracts and Guaranteed Insurance Contract. In accordance with Financial Services - Investment Companies topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), the Statements of Net Assets Available for Benefits present the synthetic guaranteed investment contracts and the separate account insurance contract at fair value, as well as an additional line item showing an adjustment of fully benefit-responsive investment and insurance contracts from fair value to contract value. However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment and insurance contracts. This is because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Changes in Net Assets Available for Benefits is presented at a contract value basis.
INVESTMENT VALUATION AND INCOME RECOGNITION
The Plan’s investments are stated at fair value. Common stock is valued at quoted market prices. The collective investment trust funds are stated at fair value as determined by the fund’s administrator based on the fair market value of the underlying investments. When available, fair value is determined by quoted market prices. Amounts for securities that have no quoted market price represent estimated fair value. Debt securities without quoted market prices, including those held in the synthetic GICs and the separately held guaranteed insurance contract are generally valued based on yields currently available on comparable securities of issuers with similar credit ratings and similar maturities. See Note 6 — Fair Value Measurements — for further details.
Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Realized gains and losses from security transactions are reported on the average cost method. In the Statement of Changes in Net Assets Available for Benefits, the Plan presents the net appreciation in the fair value of its investments, which consists of the realized gains and losses and the unrealized appreciation and depreciation on these investments.
The Plan uses certain financial derivative instruments to hedge, acquire or change equity, currency or fixed income positions/durations in the portfolio. However, the Plan’s guidelines do not allow for derivatives to be used to leverage portfolio exposure. All derivatives are recognized in the synthetic guaranteed investment contracts on the Statements of Net Assets Available for Benefits at fair value adjusted to contract value. Changes in fair value of a derivative are recorded in the Statement of Changes in Net Assets as interest income.
The Plan pays certain outside service provider expenses (e.g. recordkeeping and trustee fees) incurred in the operation of the Plan. All investment manager fees are paid by the Plan and are included in administrative and investment management expenses. Certain other expenses are paid by the Company.
NOTE 3. NONPARTICIPANT-DIRECTED INVESTMENTS

All funds in the Plan are participant-directed except as noted below.
Information about the investments and the significant components of the changes in investments relating to the nonparticipant-directed investment amounts in the Plan (as of Dec. 31, 2014, and Dec. 31, 2013, and the year ended Dec. 31, 2014) are outlined in the tables below.

	As of Dec. 31,
(Dollars in thousands)	2014	2013
Investments:
Cash and temporary investments	$796	$950
Total Investments	$796	$950

Tables of Contents
MONSANTO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

Year Ended
Dec 31, 2014
(Dollars in thousands)
Changes in Investments:
Interest income	$1
Net appreciation	135
Administrative and investment management expenses	(1,918)
Transfers-in	1,628
Changes in Investments	$(154)
NOTE 4. GUARANTEED INVESTMENT CONTRACTS AND GUARANTEED INSURANCE CONTRACT
The Stable Value Fund invests in Synthetic GICs and a separate account guaranteed insurance contract. The Synthetic GICs consist of an underlying portfolio of fixed income assets which are held by the trustee and owned by the plan and benefit-responsive wrap contracts (“Contracts”) issued by financial services companies.
The separate account guaranteed insurance contract is an investment contract with an insurance company. The insurance company owns the underlying assets, held in a separate account established for the sole benefit of the Plan's Stable Value Fund participants.
Separate, individual investment contracts were in place on Dec. 31, 2014, with Monumental Life Insurance Company, Metropolitan Life Insurance and Prudential Insurance Company. The Contracts provide that participants execute plan transactions at contract value. Contract value represents participant contributions made to the fund, plus earnings, less participant withdrawals.
Certain employer-initiated events such as a Plan merger or termination could limit the ability of the Plan to transact at contract value or could allow for the termination of the Contract at less than contract value. The Company believes that the occurrence of events that would cause the Plan to transact at less than contract value is probable of not occurring.
The following summarizes the contract value of the Synthetic GICs and the separate account guaranteed insurance contract as of Dec. 31, 2014, and Dec. 31, 2013.
Guaranteed Investment Contracts and Guaranteed Insurance Contract

	As of Dec. 31,
	2014	2013
(Dollars in thousands)
Metropolitan Life (separate account, guaranteed insurance contract)	$135,470	$135,330
Monumental Life Insurance Company	240,606	240,018
Prudential Insurance Company	179,323	177,410
Total	$555,399	$552,758
Each of the Contracts provide for the determination of a gross interest crediting rate (“Contract Rate”) which is reset quarterly based on the current yield and duration of the underlying fixed income portfolio and the spread between the market value and contract value of the underlying fixed income portfolio. The quarterly Contract Rate cannot be less than zero percent. The annualized composite Contract Rate of the three Contracts as of Dec. 31, 2014, and Dec. 31, 2013, was 3.0 percent and 2.97 percent, respectively. Participant accounts are credited with an interest rate which reflects the composite Contract Rates and the return of the transactional cash buffer portfolio. The annualized interest rate credited to participant accounts as of Dec. 31, 2014, and Dec. 31, 2013, was 2.92 percent and 2.90 percent, respectively.

NOTE 5. INVESTMENTS
Investments that represent more than 5 percent of the net assets available for benefits as of either Dec. 31, 2014, or Dec. 31, 2013, were as follows:

	As of Dec. 31,
	2014	2013
(Dollars in thousands)
Common stock — Monsanto Company	$859,530	$935,410
Collective investment funds:
Mellon Equity Index Fund	$245,552	$194,706

NOTE 6. FAIR VALUE MEASUREMENTS
The Plan determined the fair market values of its investments based on the fair value hierarchy established in the Fair Value Measurements and Disclosures topic of the ASC, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy contains three levels as follows, with Level 3 representing the lowest level of input:
Level 1 — Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.
Level 2 — Values based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or model-based valuation techniques for which all significant assumptions are observable in the market.
Level 3 — Values generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques could include use of option pricing models, discounted cash flow models and similar techniques.

The following tables set forth by level the Plan’s investment assets that were accounted for at fair value on a recurring basis as of Dec. 31, 2014, and Dec. 31, 2013. As required by the Fair Value Measurements and Disclosures topic of the ASC, assets are classified in their entirety based on the lowest level of input that is a significant component of the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the classification of fair value assets within the fair value hierarchy levels.

	Fair Value Measurements at Dec. 31, 2014 Using
(Dollars in thousands)	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Offset	Balance as of Dec. 31, 2014
Investments at Fair Value:
Common Stock — Monsanto Company	$859,530	$—	$—	$—	$859,530
Cash and Temporary Investment Funds	—	67,294	—	—	67,294
Debt Securities:
U.S. Government Debt	—	18,804	—	—	18,804
U.S. Agency Debt:
U.S. Agency Debentures	—	408	—	—	408
U.S. Agency Mortgages	—	36,545	—	—	36,545
U.S. State & Municipal Debt	—	4,118	—	—	4,118
Foreign Corporate Debt	—	11,152	—	—	11,152
U.S. Corporate Debt	—	40,561	—	—	40,561
Asset-Backed Securities	—	5,456	—	—	5,456
Total Debt Securities	—	117,044	—	—	117,044
Common and Preferred Stock — Other:
Domestic Large Capitalization	584,327	—		—	584,327

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MONSANTO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

Domestic Small Capitalization			521			521
International
Developed Markets	159,155	—	—	—		159,155
Emerging Markets	27,454	1,871	—	—		29,325
Total Common and Preferred Stock – Other	770,936	1,871	521	—		773,328
Collective Investment Funds:
Common Stock:
Domestic Large Capitalization	—	455,339	—	—		455,339
Domestic Small Capitalization	—	215,288	—	—		215,288
International	—	79,955	—	—		79,955
Debt Securities Funds	—	191,341	—	—		191,341
Total Collective Investment Funds	—	941,923	—	—		941,923
Synthetic Guaranteed Investment Contracts:
Cash and Temporary Investments	—	43,309	—	(50,080)	(1)	(6,771)
Debt Securities:
U.S. Government Debt	—	136,859	—	—		136,859
U.S. Agency Debt:
U.S. Agency Debentures	—	13,191	—	—		13,191
U.S. Agency Mortgages	—	120,820	—	—		120,820
U.S. State & Municipal Debt	—	5,583	—	—		5,583
Foreign Government Debt	—	671	—	—		671
U.S. Corporate Debt	—	109,721	—	—		109,721
Foreign Corporate Debt	—	22,560	—	—		22,560
Mortgage-Backed Securities	—	6,561	—	—		6,561
Asset-Backed Securities	—	25,242	—	—		25,242
Derivative Instruments related to:	—	—	—	—
Futures	39	—	—	(39)	(2)	—
Total Synthetic Guaranteed Investment Contracts	39	484,517	—	(50,119)		434,437
Guaranteed Insurance Contract Held Separately:
Cash & Temporary Investments	—	2,875	—	—		2,875
Debt Securities:
U.S. Government Debt	—	89,788	—	—		89,788
U.S. Agency Debentures	—	217	—	—		217
U.S. Corporate Debt	—	38,895	—	—		38,895
Foreign Corporate Debt	—	9,544	—	—		9,544
Foreign Government Debt	—	300	—	—		300
Total Guaranteed Insurance Contract Held Separately	—	141,619	—	—		141,619
Total Investments at Fair Value	$1,630,505	$1,754,268	$521	$(50,119)		$3,335,175

(1)	Offset for cash & temporary investments held within the synthetic guaranteed investment contracts represents unsettled pending purchases and sales.

(2)	Derivative futures have been offset by cash collateral held by the counterparty.

	Fair Value Measurements at Dec. 31, 2013 Using
(Dollars in thousands)	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Offset	Balance as of Dec. 31, 2013
Investments at Fair Value:
Common Stock — Monsanto Company	$935,410	$—	$—	$—	$935,410

Tables of Contents
MONSANTO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

Cash and Temporary Investment Funds	—	80,004	—	—		80,004
Debt Securities:
U.S. Government Debt	—	12,006	—	—		12,006
U.S. Agency Debt:
U.S. Agency Debentures	—	551	—	—		551
U.S. Agency Mortgages	—	32,895	—	—		32,895
U.S. State & Municipal Debt	—	5,253	—	—		5,253
Foreign Government Debt	—	344	—	—		344
Foreign Corporate Debt	—	7,988	—	—		7,988
U.S. Corporate Debt	—	28,260	—	—		28,260
Asset-Backed Securities	—	2,007	—	—		2,007
Total Debt Securities	—	89,304	—	—		89,304
Common and Preferred Stock — Other:
Domestic Large Capitalization	579,279	—	—	—		579,279
International
Developed Markets	162,966	—	—	—		162,966
Emerging Markets	24,979	1,690	—	—		26,669
Total Common and Preferred Stock – Other	767,224	1,690	—	—		768,914
Collective Investment Funds:
Common Stock:
Domestic Large Capitalization	—	310,734	—	—		310,734
Domestic Small Capitalization	—	204,822	—	—		204,822
International	—	77,002	—	—		77,002
Debt Securities Funds	—	170,333	—	—		170,333
Total Collective Investment Funds	—	762,891	—	—		762,891
Synthetic Guaranteed Investment Contracts:
Cash and Temporary Investments	—	44,509	—	(30,078)	(1)	14,431
Debt Securities:
U.S. Government Debt	—	122,247	—	—		122,247
U.S. Agency Debt:
U.S. Agency Debentures	—	15,547	—	—		15,547
U.S. Agency Mortgages	—	126,741	—	—		126,741
U.S. State & Municipal Debt	—	5,675	—	—		5,675
Foreign Government Debt	—	323	—	—		323
U.S. Corporate Debt	—	96,679	—	—		96,679
Foreign Corporate Debt	—	15,579	—	—		15,579
Mortgage-Backed Securities	—	7,428	—	—		7,428
Asset-Backed Securities	—	21,700	—	—		21,700
Derivative Instruments related to:
Futures	507	—	—	(507)	(2)	—
Total Synthetic Guaranteed Investment Contracts	507	456,428	—	(30,585)		426,350
Guaranteed Insurance Contract Held Separately:
Cash & Temporary Investments	—	1,109	—	—		1,109
Debt Securities:
U.S. Government Debt	—	84,846	—	—		84,846
U.S. Agency Debentures	—	4,161	—	—		4,161
U.S. Corporate Debt	—	40,903	—	—		40,903
Foreign Corporate Debt	—	9,207	—	—		9,207

Tables of Contents
MONSANTO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

Foreign Government Debt	—	271	—	—	271
Total Guaranteed Insurance Contract Held Separately	—	140,497	—	—	140,497
Total Investments at Fair Value	$1,703,141	$1,530,814	$—	$(30,585)	$3,203,370

(1)	Offset for cash & temporary investments held within the synthetic guaranteed investment contracts represents unsettled pending purchases and sales.

(2)	Derivative futures have been offset by cash collateral held by the counterparty.

For the year ended Dec. 31, 2014 and 2013, there were no significant transfers in or out of Levels 1, 2 or 3.
Level 3 Gains and Losses — The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investment assets for the year ended Dec. 31, 2014. There were no changes in the fair value of the Plan's Level 3 investment assets for the year ended Dec. 31, 2013.

Fair Value Measurements Using Significant Unobservable Inputs
(Dollars in thousands)	Common and Preferred Stock — Other: Domestic Large Capitalization
Fair Value at Jan. 1, 2014	$—
Total Realized / Unrealized Gains / (Losses)	—
Purchases	521
Settlements	—
Net Transfers Into / (Out of) Level 3	—
Fair Value at Dec. 31, 2014	$521
Net Unrealized Gains (Losses) Still Held Included in Earnings	$—
For assets that are measured using quoted prices in active markets, the total fair value is the published market price per unit multiplied by the number of units held without consideration of transaction costs, which have been determined to be immaterial. Assets that are measured using significant other observable inputs are primarily valued by reference to quoted prices of markets that are not active. The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash and temporary investments: The carrying value of cash equivalents approximates fair value as maturities are less than three months, and temporary investments (maturities less than 12 months) primarily consist of fixed income deposits and commercial paper which are measured at fair value using observable inputs in an active market. A large portion of the Plan’s temporary investments are short-term collective investment funds—these commingled pools are in turn comprised of short-term fixed income assets that trade on a regular basis in active markets. However, because the commingled vehicles lack any formal listing or associated price quotes, they are classified as Level 2. Other temporary investment holdings are fixed income holdings with maturities of less than 12 months. Because these bonds are not traded on listed exchanges, yet do have observable valuation inputs, these are classified as Level 2 assets.
Debt securities: Debt securities assets consist of U.S. and foreign corporate credit, U.S. and foreign government issues (including related Agency Debentures and Mortgages), mortgage-backed securities, asset-backed securities and U.S. State and Municipal securities. U.S. treasury and U.S government agency bonds, as well as foreign government issues, are generally priced by institutional bids, which reflect estimated values based on underlying model frameworks at various dealers and vendors. While some corporate issues are formally listed on exchanges, dealers exchange bid and ask offers to arrive at executed transaction prices. Collateralized securities (both mortgage-backed and asset-backed) are valued using models with readily observable market data as inputs. All Foreign Government and Foreign Corporate Debt securities are denominated in U.S. dollars. Although most of the debt securities held in the Plan are included in Synthetic GICs and the separately held guaranteed insurance contract in the Statements of Net Assets Available for Benefits, there are other debt securities held outside the Synthetic GICs and separate account insurance contract. All debt securities included in the Plan are classified as Level 2.
Common and Preferred stock and Monsanto Company Stock: The Plan’s common stock consists of investments in listed U.S. and foreign company stock, including Monsanto stock. These investments include large-capitalization stocks (companies with market capitalizations greater than $2 billion) as well as international developed and emerging markets. All such investments that are valued using observable, unadjusted quoted prices from the various public stock exchanges, both domestic and foreign (e.g., NYSE, NASDAQ, LSE), represent active market trades and are classified as Level 1. Some common and preferred stock

Tables of Contents
MONSANTO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

holdings are valued based on quoted prices for similar instruments in active markets, and thus are classified as Level 2. Some common stock was acquired through private placement and are unlisted securities, and thus there is not significant observable information. These assets were classified as Level 3.

Collective investment funds: Some investment options are structured as commingled pools, or funds—this encompasses the International Equity Fund, the Equity Index Fund, the Value Equity Fund, the Small-Cap Growth Equity Fund, the Small-Cap Value Equity Fund, the Treasury Inflation-protected Securities Fund (TIPS), and the pre-mix portfolios (Conservative, Moderate, Moderate Aggressive and Aggressive). These funds are comprised of other broad asset category types, such as common and preferred stock, debt securities, derivatives and cash and temporary investments (see related sections). Irrespective of the underlying securities that comprise these collective funds, the funds themselves lack a formal listed market or publicly available quotes, and are therefore all classified as Level 2.
Synthetic guaranteed investment contracts and guaranteed insurance contract: The assets in this category represent the Stable Value Fund investment option. Almost all underlying assets are comprised of cash and temporary investments, debt securities and derivatives (see related sections). Assets within the Synthetic GICs and guaranteed insurance contract are assessed individually to assign level determination for the purposes of the Fair Value Measurements and Disclosures topic of the ASC, the discussion of which is incorporated into the appropriate asset categories.
Derivatives: The Plan holds interest rate futures contacts. Derivative securities are included within the GICs on the Statements of Net Assets Available for Benefits. Interest rate futures, and all listed options are measured at fair value using quoted market prices and are classified as Level 1.
NOTE 7. FINANCIAL INSTRUMENTS
During the years ended Dec. 31, 2014, and Dec. 31, 2013, the Plan at times utilized exchange-traded financial futures (fixed income interest rate and equity index), as well as options on similar underlying futures contracts. Derivatives are used at the discretion of those managers so authorized to help meet the objectives of the portfolios, and to manage exposures to interest rate sensitivity and market fluctuations. Other intended uses included creating synthetic market exposures, altering aggregate bond portfolio duration, or temporarily hedging certain exposures within the portfolio. The Plan’s investment policy states that financial instruments are neither held nor issued by the Plan for trading purposes, and no instruments may be used in such a manner that creates financial leverage, whereby the notional value of derivative contracts at inception of the derivative exceeds the fair value of the total being hedged. The fair values of all derivatives are included under Synthetic GICs on the Statements of Net Assets Available for Benefits. Gains or losses on derivatives are recognized as interest in the Statement of Changes in Net Assets Available for Benefits.
As of Dec. 31, 2014, and Dec. 31, 2013, the Plan held standardized interest rate futures. Derivative securities are included within the Synthetic GICs on the Statements of Net Assets Available for Benefits. Interest rate futures are measured at fair value using quoted market prices.

The notional amounts of the Plan’s derivative instruments outstanding as of Dec. 31, 2014, and Dec. 31, 2013, were as follows:

	As of Dec. 31,
(Dollars in thousands)	2014	2013
Derivatives Not Designated as Hedges:
Interest rate futures(1)	$22,827	$(33,390)
Total Derivatives	$22,827	$(33,390)

(1)	Interest rate futures were held in a net short position at Dec. 31, 2013, and shown as a negative amount.
The fair values of the Plan’s derivative instruments outstanding as of Dec. 31, 2014, and Dec. 31, 2013, were as follows:

		As of Dec. 31,
(Dollars in thousands)	Net Assets Available for Benefits Location	2014	2013
Derivatives Not Designated as Hedges:
Interest rate futures	Synthetic guaranteed investment contract(1)	$39	$507
Total Asset (Liability) Derivatives		$39	$507

(1)
As allowed by the Derivatives and Hedging topic of the ASC, futures derivative assets have been offset by cash collateral held by the counterparty as seen in Note 6 — Fair Value Measurements. Therefore, all derivatives are included in Synthetic GICs within the Statements of Net Assets Available for Benefits.

Tables of Contents
MONSANTO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

The gains and losses on the Plan’s derivative instruments for the years ended Dec. 31, 2014, and Dec. 31, 2013, were as follows:

	Amount of Gain (Loss) Recognized Year Ended Dec. 31,
(Dollars in thousands)	2014	2013	Changes in Net Assets Available for Benefits Classifications
Derivatives Not Designated as Hedges:
Interest rate futures	$(2,139)	$1,359	Interest
Foreign currency forwards	2	6	Interest
Equity contracts	38	8	Interest
Total Derivatives Not Designated as Hedges	$(2,099)	$1,373
Total Derivatives	$(2,099)	$1,373
NOTE 8. INFORMATION REGARDING TAX STATUS
On Aug. 15, 2013, the IRS issued Monsanto a favorable determination letter with respect to the Plan as amended and restated effective Jan. 1, 2006 stating that the Plan as then designed, was qualified for federal income tax purposes in compliance with section 401(a) of the Internal Revenue Code (“IRC”). Pursuant to IRS procedures, on Jan. 31, 2013, Monsanto filed an application for a new determination letter for the Plan, which was amended and restated effective June 1, 2012. On March 12, 2015, the IRS issued Monsanto a favorable determination letter with respect to Plan amendments and restatements effective June 1, 2012 and November 3, 2014.  The Company believes that the Plan is currently designed in compliance with the applicable requirements of the IRC, and the Administrative Committee believes that the Plan is being operated in accordance with its terms. Therefore, no provision for income taxes has been included in the Plan's financial statements.
The Plan is subject to routine audits; however, there are currently no audits for any tax periods in progress. The Administrative Committee believes it is no longer subject to income tax examinations for years prior to 2011.

NOTE 9. PRIORITIES UPON TERMINATION OF THE PLAN
If the Plan is terminated, all participants’ account balances will be fully vested, and all participants would then be entitled to a full distribution of their account balances in accordance with ERISA and the Internal Revenue Code as more fully described and set forth in the Plan document.
NOTE 10. PARTY-IN-INTEREST INVESTMENTS AND TRANSACTIONS
The Company is not aware of any nonexempt prohibited transactions with parties-in-interest during the period from Jan. 1, 2014, to Dec. 31, 2014.
As of Dec. 31, 2014, and Dec. 31, 2013, the Plan holds $860 million and $935 million, respectively, of common stock of Monsanto, the Plan sponsor.
Monsanto was the holder of the Plan’s ESOP debt. During 2014, the Company paid approximately $13 million in dividends with respect to shares held by the ESOP.
Certain Plan investments are units of collective investment funds managed by Northern specifically for employee benefit trusts. Northern is also the Plan trustee as defined by the Plan and, therefore, these collective investment funds qualify as exempt party-in-interest investments. Fees for Northern’s investment management services are paid by the Plan as described in Note 2 — Summary of Significant Accounting Policies.

FMR Corp. and its affiliates (individually and collectively, “Fidelity”) reported owning less than five percent of the Company's outstanding common stock as of December 31, 2014. Fidelity Workplace Investing, LLC, a subsidiary of FMR Corp., currently provides recordkeeping, third party administrative and other plan-related services to or on behalf of the Plan.
NOTE 11. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of the Plan’s investments at fair value per the financial statements with the investments as reported on the Form 5500 Schedule of Assets as of Dec. 31, 2014, and 2013.

	As of Dec. 31,
(Dollars in thousands)	2014	2013
Net assets available for benefits:
Investments, at fair value per financial statements	3,335,175	$3,203,370
Adjustment from fair value to contract value for fully benefit-responsive investment and insurance contracts	(20,657)	(14,089)
Loans to participants	31,337	29,830
Total investments per Form 5500 Schedule of Assets (Held at End of Year)	$3,345,855	$3,219,111

*****

MONSANTO SAVINGS AND INVESTMENT PLAN
EIN 43-1878297
SUPPLEMENTAL SCHEDULE 1
Form 5500, Schedule H, Part IV, Line 4i –
Schedule of Assets (Held at End of Year) as of Dec. 31, 2014

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-14

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
&&& AIRBNB INC SERIES D CVT PFD STOCK TROWE PRICE ONLY	1,188	145,101	145,101
&&& DROPBOX INC CL A COM STK - TROWE PRICE ONLY	1,630	31,135	31,135
&&& SER C CVT PFD STK DROPBOX SERIES C PREFERRED TROWE PRICE ONLY	7,384	141,043	141,043
1ST QUANTUM MINLS COM NPV	40,598	835,695	578,695
ABBOTT LAB COM	35,978	1,335,774	1,619,730
ABBVIE INC COM USD0.01	37,330	2,017,048	2,442,875
ACCOR EUR3	19,370	813,863	875,200
ACTAVIS PLC COM	5,320	1,416,466	1,369,421
ADOBE SYS INC COM	13,204	766,660	959,931
ADR AEGON N V NY REGISTRY SHS SHS	240,318	1,726,924	1,802,385
ADR ALIBABA GROUP HLDG LTD-SP A	28,455	2,568,572	2,957,613
ADR ARM HLDS PLC SPONSORED ISIN US0420681068	15,031	609,151	695,935
ADR ASML HLDG NV NY REG 2012 (POST REV SPLIT)	6,200	549,111	668,546
ADR BAIDU INC SPONSORED ADR	7,599	1,089,829	1,732,344
ADR CTRIP COM INTL LTD ADS AMERICAN DEP SHS	11,500	549,222	523,250
ADR EMBRAER S A SPONSORED ADR REPSTG 4 COM SHS	30,940	912,325	1,140,448
ADR FOMENTO ECONOMICO MEXICANA SAB DE CV	7,579	524,814	667,179
ADR GLAXOSMITHKLINE PLC SPONSORED ADR	80,300	3,845,329	3,432,022
ADR HDFC BK LTD ADR REPSTG 3 SHS	21,410	745,511	1,086,558
ADR HONDA MTR LTD ADR REPRESENTING 2 ORDSHS	21,400	721,697	631,728
ADR ICICI BK LTD	104,700	1,034,101	1,209,285
ADR INDUSTRIA DE DISENO TEXTIL INDITEX SA ADR ADR	58,696	648,075	833,483
ADR JSC MMC NORILSK NICKEL SPONSORED ADR	26,706	440,449	369,080
ADR KB FINL GROUP INC SPONSORED ADR REPSTG 1 COM SH ADR	16,770	784,642	547,037
ADR MOBILE TELESYSTEMS OJSC SPONSORED	149	2,473	1,070
ADR NOKIA CORP SPONSORED ADR	99,900	647,109	785,214
ADR NOVARTIS AG	88,000	5,110,317	8,154,080
ADR NOVO-NORDISK A S ADR	24,928	694,073	1,054,953
ADR PETROLEO BRASILEIRO SA PETROBRAS SPONSORED ADR REPSTG PFD SHS	53,492	1,270,501	405,469
ADR ROYAL DUTCH SHELL PLC SPONSORED ADR REPSTG A SHS	27,610	1,924,208	1,848,490
ADR ROYAL DUTCH SHELL PLC SPONSORED ADR REPSTG B SHS	13,600	910,703	946,016
ADR TEVA PHARMACEUTICAL INDS	39,140	1,722,951	2,250,941
ADR VIPSHOP HLDGS LTD SPONSORED ADR	26,800	551,496	523,672
ADR VODAFONE GROUP PLC NEW SPONSORED ADRNO PAR	46,172	1,542,531	1,577,697

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-14

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
ADT CORP COM	52,950	1,911,633	1,918,379
AEGON NV COM STK EUR0.12	83,150	652,365	629,753
AES CORP COM	44,700	556,087	615,519
AETNA INC	8,200	523,066	728,406
AFFILIATED MANAGERS GROUP INC COM STK	10,450	1,899,231	2,217,908
AGGREKO ORD GBP0.048329113924	19,416	542,187	455,327
AIA GROUP LTD NPV	123,600	361,541	687,743
AKZO NOBEL NV EUR2	34,020	1,972,234	2,373,214
ALASKA AIR GROUP INC COM	13,300	615,270	794,808
ALCOA INC COM STK	27,400	449,220	432,646
ALEXION PHARMACEUTICALS INC COM	19,466	2,134,493	3,601,794
ALLERGAN INC COM STOCK CASH AND STOCK MERGER 03-17-2015	11,510	1,679,158	2,446,911
ALLIANT NAME CHANGE ORBITAL ATK, INC 2915AD1 02-10-2015	1,100	109,349	127,875
ALLIANZ SE (SE SOCIETAS EUROPEAE)	5,745	749,037	954,821
ALLSTATE CORP COM	28,100	1,042,958	1,974,025
ALLY FINL INC COM	11,500	254,472	271,630
AMAZON COM INC COM	25,571	5,215,478	7,935,960
AMDOCS ORD GBP0.01	7,210	249,180	336,383
AMER ELEC PWR CO INC COM	11,600	484,034	704,352
AMERICAN AIRLINES INC COM USD1	53,500	1,960,454	2,869,205
AMERICAN INTERNATIONAL GROUP INC COM	69,500	2,720,390	3,892,695
AMERICAN TOWER CORP	7,097	393,933	701,538
AMERIPRISE FINL INC COM	2,800	275,124	370,300
AMERISOURCEBERGEN CORP COM	9,300	428,839	838,488
AMERN EXPRESS CR 1.49% DUE 04-15-2020	1,100,000	1,099,570	1,100,998
ANADARKO PETRO CORP COM	8,115	621,848	669,488
ANHEUSER-BUSCH INBEV NV	11,320	765,761	1,285,672
ANHUI CONCH CEMENT 'H'CNY1	198,500	641,988	743,590
ANTHEM INC COM	13,700	990,709	1,721,679
AOL INC COM STK	30,730	936,858	1,418,804
AOL TIME WARNER 7.625% DUE 04-15-2031	525,000	630,846	731,921
AOL TIME WARNER 7.7% DUE 05-01-2032	594,000	651,035	839,226
APACHE CORP COM	70,800	5,351,104	4,437,036
APPLE INC COM STK	85,157	4,923,835	9,399,630

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-14

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
APPLIED MATERIALS INC COM	17,789	422,719	443,302
ARM HLDGS ORD GBP0.0005	56,740	805,348	880,295
ARROW ELECTR INC COM	5,700	301,878	329,973
ASML HOLDING NV EUR0.09	8,990	813,559	973,612
ASSURANT INC COM	5,420	251,543	370,891
ASTELLAS PHARMA NPV	49,900	519,191	701,917
ASTRA INTL IDR50	1,237,000	719,437	741,601
AT&T CORP USD SR NT VAR RATE DUE 11-15-2031/11-14-2031 BEO	500,000	597,354	736,760
AT&T INC COM	31,700	1,051,167	1,064,803
AVIS BUDGET GROUP INC COM STK	8,100	487,460	537,273
AVIVA ORD GBP0.25	154,280	996,487	1,165,518
AVNET INC COM	650	23,936	27,963
AXA EUR2.29	81,760	1,556,230	1,900,022
AXIS CAPITAL HOLDINGS LTD COM USD0.0125	7,360	318,608	376,022
BAC CAP TR XI 6.625% DUE 05-23-2036	825,000	913,904	1,005,281
BAE SYSTEMS ORD GBP0.025	132,370	727,005	974,198
BAKER HUGHES INC COM	67,290	3,047,180	3,772,950
BANCO BILBAO VIZCAYA ARGENTARIA SA EUR1 SUB RIGHTS/RECEIPTS 15/01/2015	77,059	—	7,366
BANK AMER CORP 5.625% DUE 07-01-2020	200,000	229,224	227,718
BANK AMER CORP 7.625% DUE 06-01-2019	575,000	695,015	694,952
BANK NEW YORK MELLON CORP COM STK	176,000	4,776,339	7,140,320
BANK OF AMERICA CORP	480,955	5,400,871	8,604,285
BANK OF AMERICA CORP BNDS 4.2 DUE 08-26-2024	225,000	225,440	229,213
BANK ONE CAP III 8.75% DUE 09-01-2030	350,000	422,216	505,531
BANK RAKYAT INDONESIA PERSER	691,000	471,363	649,992
BARCLAYS PLC 4.375% DUE 09-11-2024	525,000	524,049	505,943
BARCLAYS PLC ORD GBP0.25	509,832	1,985,153	1,935,717
BAYER AG NPV (REGD)	19,087	1,319,738	2,609,873
BB&T CORP COM	63,000	1,589,350	2,450,070
BBVA(BILB-VIZ-ARG) EUR0.49	77,059	819,715	732,348
BECTON DICKINSON & 3.734% DUE 12-15-2024	275,000	277,178	283,133
BED BATH & BEYOND INC COM	9,800	612,094	746,466
BERKSHIRE HATHAWAY INC-CL B	2,700	392,620	405,405
BG GROUP ORD GBP0.10	84,905	1,658,419	1,145,157

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-14

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
BHP BILLITON LTD NPV	37,530	1,678,340	902,031
BIOGEN INC COMMON STOCK	20,417	4,038,581	6,930,551
BIOMARIN PHARMACEUTICAL INC COM ISIN CH0008107010	12,289	783,319	1,110,926
BM&FBOVESPA SA COM NPV	98,200	604,847	363,882
BNP PARIBAS BNDS 4.25 DUE 10-15-2024	775,000	772,610	782,977
BNP PARIBAS EUR2	37,131	2,004,815	2,213,270
BNSF RY CO 2006-2 5.629% DUE 04-01-2024	154,185	154,185	174,023
BOEING CO COM	40,413	3,462,333	5,252,882
BOSTON PROPERTIES LP DTD 4-19-2010 5.625DUE 11-15-2020	250,000	262,301	285,238
BP ORD USD0.25	104,160	769,319	667,511
Brazilian real	6	6	6
BRF SA COM NPV	15,000	228,202	357,987
BRISTOL MYERS SQUIBB CO COM	23,347	1,170,131	1,378,173
BRITISH AMERICAN TOBACCO ORD GBP0.25	23,816	1,071,258	1,299,728
British pound sterling	4	4	4
BSTN PPTYS LTD 3.125% DUE 09-01-2023	300,000	296,886	292,931
BSTN PPTYS LTD 3.8% DUE 02-01-2024	150,000	149,541	154,150
BSTN PPTYS LTD 4.125% DUE 05-15-2021	200,000	191,964	212,885
BSTN SCIENTIFIC 6% DUE 01-15-2020	475,000	550,696	535,315
BUNGE LTD	12,100	1,028,855	1,100,011
BURBERRY GROUP ORD GBP0.0005	23,670	417,717	603,806
BURL NORTHN SANTA 3.05% DUE 09-01-2022	700,000	696,535	704,446
BURL NORTHN SANTA 8.251% DUE 01-15-2021	219,517	225,152	255,449
CADENCE DESIGN SYS INC COM	44,000	337,297	834,680
CALIFORNIA ST 7.3% 10-01-2039 BEO TAXABLE	375,000	490,374	550,253
CALIFORNIA ST 7.5% 04-01-2034 BEO TAXABLE	275,000	285,885	411,538
CALIFORNIA ST 7.625% 03-01-2040 BEO TAXABLE	150,000	183,474	230,243
CALIFORNIA STATE 7.55 MUN BDS DUE 04-01-2039 USD5000	250,000	247,812	385,360
CALPINE CORP COM NEW STK	66,090	1,484,844	1,462,572
CAMERON INTL CORP COM STK	15,400	1,027,925	769,230
Canadian dollar	17,563	17,563	17,563
CANADIAN PAC RY LTD COM NPV	15,906	2,507,800	3,064,927
CAP 1 FINL CORP 3.5% DUE 06-15-2023	875,000	807,083	884,321
CAP 1 FINL CORP 4.75% DUE 07-15-2021	75,000	85,325	82,660

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-14

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
CAP 1 FNCL COM	137,000	6,442,448	11,309,350
CARDINAL HLTH INC	11,300	659,128	912,249
CARMAX INC COM	33,900	962,017	2,257,062
CARNIVAL CORP COM PAIRED	8,200	266,316	371,706
CBOE HOLDINGS INC COM	5,800	255,345	367,836
CBRE GROUP INC CL A CL A	15,070	481,249	516,148
CDN NATL RAILWAYS COM NPV	12,790	430,725	883,623
CDN NATURAL RESOURCES COMMON STOCK	20,090	803,577	623,037
CELANESE CORP DEL COM SER A STK	37,000	1,609,114	2,218,520
CELGENE CORP COM	51,906	3,316,640	5,806,205
CENTURYLINK INC COM	10,600	396,179	419,548
CF INDS HLDGS INC COM	1,400	311,979	381,556
CHASE ISSUANCE TR 1.37999999523% DUE 11-15-2019	760,000	759,911	756,980
CHASESERIES 2012-8 NT CL A .54 DUE 10-16-2017	1,345,000	1,344,552	1,344,336
CHEUNG MANDATORY EXCHANGE HUTCHISON HOLDINGS LTD 4A5TA5U 18/03/2015	96,000	1,465,484	1,613,029
CHEVRON CORP COM	31,911	2,975,283	3,579,776
CHINA LIFE INSURANCE CO 'H' CNY1	306,000	753,546	1,201,532
CHINA MOBILE LTD HKD0.10	80,000	834,714	933,609
CHINA SHENHUA ENERGY CO 'H'	190,500	532,394	563,773
CHINA TELECOM CORP LTD 'H'CNY1	2,086,000	1,105,003	1,221,228
CHIPOTLE MEXICAN GRILL INC COM STK	5,461	2,809,943	3,738,109
CHUBB CORP COM	5,080	436,405	525,628
CIE DE ST-GOBAIN EUR4	22,010	864,982	938,288
CIGNA CORP 5.875% DUE 03-15-2041	175,000	199,545	217,875
CIGNA CORP 7.875 DEB DUE 05-15-2027	300,000	373,960	409,894
CIGNA CORP 8.5% DUE 05-01-2019	100,000	131,961	123,616
CIGNA CORP CIGNA CORP 5.375% DUE 03-15-2017/03-15-2007	150,000	162,357	162,039
CIGNA CORP NT DTD 07/23/1998 STEP UP DUE1-15-33 BEO 8.3 TIL 1-15-23 8.08 AFTER	100,000	123,537	133,225
CIGNA CORPORATION	29,000	1,921,648	2,984,390
CISCO SYSTEMS INC	42,400	1,067,802	1,179,356
CITIGROUP CAP XIII 7.875% TR PFD SECS FIXED/FLTG	39,570	1,070,155	1,051,771
CITIGROUP INC 3.5% DUE 05-15-2023	100,000	92,743	97,349
CITIGROUP INC COM NEW COM NEW	80,284	3,547,213	4,344,167
CITIGROUP INC GLOBAL SR NT FLTG RATE DUE05-15-2018 REG	475,000	381,313	490,685

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-14

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
CITIZENS FINL GROUP INC COM	46,300	1,008,111	1,151,018
CNH INDUSTRIAL NV COM STK	34,500	338,186	278,070
COACH INC COM	45,500	2,374,613	1,708,980
COBALT INTL ENERGY INC COM	144,100	2,253,406	1,281,049
COMCAST CORP NEW 5.9% DUE 03-15-2016	225,000	224,690	238,544
COMCAST CORP NEW 6.3% DUE 11-15-2017	200,000	200,076	226,511
COMCAST CORP NEW CL A SPL CL A SPL	9,000	338,307	518,085
COMCAST CORP NEW-CL A	162,395	5,173,358	9,420,534
COMMERZBANK AG NPV	46,590	547,982	619,011
COMPUTER SCI CORP COM	4,100	244,651	258,505
CONCHO RES INC COM STK	6,690	577,112	667,328
CONSTELLATION BRANDS INC CL A CL A	20,360	1,031,183	1,998,741
CORNING INC COM	221,900	3,005,641	5,088,167
COSTCO WHOLESALE CORP NEW COM	11,521	953,339	1,633,102
COVIDIEN PLC CASH & STK MERGER MEDTRONIC HLDG 291SAC1 1-27-2015	4,100	183,400	419,348
COX COMMUNICATIONS 2.95% DUE 06-30-2023	650,000	612,792	623,312
CREDICORP LTD COM STK	3,080	438,714	493,354
CREDIT SUISSE AG CHF0.04(REGD)	71,087	2,005,874	1,794,255
CRH ORD EUR0.32	49,510	947,692	1,192,201
CUMMINS INC	21,990	2,743,608	3,170,298
DANAHER CORP COM	59,422	3,457,760	5,093,060
DBS GROUP HLDGS NPV	98,000	1,077,908	1,523,508
DELPHI AUTOMOTIVE PLC	44,830	2,678,647	3,260,038
DELTA AIR LINES INC DEL COM NEW COM NEW	61,030	1,696,076	3,002,066
DEUTSCHE BOERSE AG NPV(REGD)	13,290	987,446	952,350
DEUTSCHE LUFTHANSA ORD NPV (REGD)(VINK)	45,800	884,726	766,463
DEUTSCHE POST AG NPV(REGD)	16,530	314,548	540,958
DISCOVER FINL SVCS COM STK	14,300	458,461	936,507
DISH NETWORK CORP CL A COM STK	26,900	814,142	1,960,741
DOMINION RES INC FLTG RT 5.75% DUE 10-01-2054	475,000	475,000	495,622
DOW CHEM CO 4.25% DUE 11-15-2020	200,000	214,456	213,826
DOW CHEM CO 7.375% DUE 11-01-2029	575,000	625,736	765,450
DOW CHEM CO NT 9.4 DUE 05-15-2039	75,000	74,672	121,690

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-14

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
DOW CHEMICAL CO 3% DUE 11-15-2022	125,000	121,121	122,133
DR PEPPER SNAPPLE GROUP INC COM STK	2,300	119,402	164,864
DR REDDYS LABS LTD ADR REPSTG 1/2 SH	11,700	459,050	590,265
DUNKIN BRANDS GROUP INC COM	6,782	215,880	289,252
E.ON SE NPV	22,630	726,425	388,708
EAST JAPAN RAILWAY CO NPV	8,500	550,881	646,778
EATON CORP OHIO 1.5 DUE 11-02-2017	50,000	49,946	49,710
EATON CORP OHIO 2.75% DUE 11-02-2022	150,000	149,496	147,360
EBAY INC COM USD0.001	65,600	2,898,525	3,681,472
ECOLAB INC COM	1,300	113,200	135,876
EDISON INTL COM	13,400	622,808	877,432
ELI LILLY & CO COM	27,100	1,698,363	1,869,629
EMC CORP COM	95,000	2,448,978	2,825,300
ENI SPA EUR1	58,584	1,357,311	1,028,608
ENTERGY CORP NEW COM	10,600	725,661	927,288
EOG RESOURCES INC COM	8,094	497,508	745,215
EQT CORP COM	11,500	1,153,092	870,550
ERICSSON	78,400	965,863	948,640
ERICSSON SER'B' NPV	35,110	390,198	423,163
ERP OPERATING LP 4.625 DUE 12-15-2021 REG	675,000	763,466	738,457
ESSILOR INTL EUR0.18	3,479	377,189	390,161
ESTEE LAUDER COMPANIES INC CL A USD0.01	10,900	756,446	830,580
Euro	3,182	3,182	3,182
EVEREST RE GROUP COM	2,790	321,634	475,137
EXELIS INC	17,120	250,356	300,114
EXPEDIA INC DEL COM NEW	2,900	242,705	247,544
EXPRESS SCRIPTS HLDG CO COM	62,700	4,438,882	5,308,809
EXXON MOBIL CORP COM	11,300	941,197	1,044,685
FACEBOOK INC CL A CL A	112,386	5,119,239	8,768,356
FANUC CORP NPV	3,500	514,888	582,239
FEDERAL HOME LN MTG CORP POOL #1Q-0481 FLTG 02-01-2038 BEO	151,187	161,014	159,372
FEDERAL HOME LN MTG CORP POOL #849409 3.034% 08-01-2044 BEO	2,020,893	2,092,887	2,096,514
FEDERAL HOME LN MTG CORP POOL #C9-1001 6.5% 11-01-2026 BEO	236,840	242,169	273,433
FEDERAL HOME LN MTG CORP POOL #C9-1362 4.5% 03-01-2031 BEO	441,211	474,095	480,806

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-14

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
FEDERAL HOME LN MTG CORP POOL #G0-1513 6% 03-01-2033 BEO	156,843	158,779	179,596
FEDERAL HOME LN MTG CORP POOL #G0-6801 4.5% 09-01-2041 BEO	1,086,343	1,164,764	1,178,153
FEDERAL HOME LN MTG CORP POOL #G0-6875 5.5% 12-01-2038 BEO	651,980	717,483	733,386
FEDERAL HOME LN MTG CORP POOL #G0-7598 4.5% 11-01-2043 BEO	491,846	527,582	544,666
FEDERAL HOME LN MTG CORP POOL #G1-1288 6.5% 06-01-2017 BEO	20,373	21,318	21,176
FEDERAL HOME LN MTG CORP POOL #G1-1431 6% 02-01-2018 BEO	12,737	13,170	13,291
FEDERAL HOME LN MTG CORP POOL #G1-1452 6.5% 04-01-2018 BEO	21,994	23,145	22,857
FEDERAL HOME LN MTG CORP POOL #G1-1564 6.5% 08-01-2017 BEO	87,699	92,796	91,753
FEDERAL HOME LN MTG CORP POOL #G1-1622 6% 02-01-2018 BEO	90,331	94,848	94,351
FEDERAL HOME LN MTG CORP POOL #G1-3432 5.5% 01-01-2024 BEO	169,614	185,091	184,881
FEDERAL HOME LN MTG CORP POOL #G1-4590 4.5% 07-01-2026 BEO	386,521	413,758	415,324
FEDERAL HOME LN MTG CORP POOL #G1-4762 4% 07-01-2026 BEO	550,273	580,194	588,617
FEDERAL HOME LN MTG CORP POOL #H0-9212 5.5% 05-01-2038 BEO	126,263	134,233	138,398
FEDERAL HOME LN MTG CORP SER 3420 CL AD 5.5 DUE 11-15-2037	292,206	309,738	310,615
FEDERAL HOME LN MTG CORP SER 3530 CL AC 4.25 05-15-2039	1,271,694	1,338,060	1,329,084
FEDERAL HOME LN MTG CORP SR 4283 CL EW VAR RT 12-15-2043	1,612,000	1,783,779	1,774,822
FEDERAL NATL MTG ASSN GTD MTG POOL #AJ7670 4.5% 12-01-2041 BEO	391,976	423,518	426,041
FEDERAL NATL MTG ASSN GTD MTG POOL #AL1845 ADJ RT DUE 06-01-2039 BEO	307,312	329,592	327,204
FEDERAL NATL MTG ASSN GTD MTG POOL #AL3358 5% 04-01-2025 BEO	412,637	445,631	447,489
FEDERAL NATL MTG ASSN GTD MTG POOL #AL4147 4.5% 01-01-2025 BEO	307,709	326,700	332,587
FEDERAL NATL MTG ASSN GTD MTG POOL #AL4577 4.5% 01-01-2034 BEO	1,559,296	1,675,269	1,703,122
FEDERAL NATL MTG ASSN GTD MTG POOL #AL5133 2.713% 04-01-2044 BEO	540,323	560,079	558,839
FEDERAL NATL MTG ASSN GTD MTG POOL #AL5145 4% 10-01-2033 BEO	1,128,485	1,206,245	1,215,596
FEDERAL NATL MTG ASSN GTD MTG POOL #AL5362 5% 09-01-2039 BEO	1,963,753	2,163,811	2,171,898
FEDERAL NATL MTG ASSN GTD MTG POOL #AL5440 4.5% 02-01-2041 BEO	208,202	226,453	227,487
FEDERAL NATL MTG ASSN GTD MTG POOL #AL5749 4.5% 07-01-2042 BEO	1,006,889	1,091,374	1,093,841
FEDEX CORP COM	45,900	4,006,193	7,970,994
FEDT RETAIL HLDGS 6.375% DUE 03-15-2037	125,000	138,144	158,175
FHLMC GOLD E0-1140 6 05-01-2017	17,933	18,530	18,706
FHLMC GOLD G1-1516 6 03-01-2018	15,595	16,377	16,183
FHLMC GOLD G1-4730 4 02-01-2027	424,679	451,088	452,266
FHLMC GOLD G3-0317 6.5 01-01-2027	324,554	332,465	373,427
FHLMC GOLD H0-9901 6.5 08-01-2036	71,948	75,725	78,448
FHLMC MULTICLASS SER 1955 CL Z 7.5 05-20-2027	185,570	199,401	210,577

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-14

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
FHLMC MULTICLASS SER T-41 CL 2A 6.28834295273 07-25-2032	78,654	81,622	91,097
FHLMC POOL #1Q1313 ADJ RT 09-01-2037	89,050	96,563	95,580
FHLMC POOL #849096 ADJ RT 10-01-2041	416,652	431,300	436,345
FHLMC POOL #849386 ADJ RT 07-01-2044	1,165,616	1,205,138	1,210,804
FHLMC POOL #G0-5603 7 11-01-2038	163,901	178,089	186,202
FHLMC POOL #G3-0248 6.5 12-01-2023	141,777	149,686	161,082
FHLMC POOL #H0-1579 6.5 08-01-2036	32,560	32,896	35,649
FIREEYE INC COM	12,574	571,590	397,087
FLEETCOR TECHNOLOGIES INC COM	4,976	610,056	739,981
FLEXTRONICS INTL LTD COM STK	49,700	457,393	555,646
FLOWSERVE CORP COM	9,300	604,426	556,419
FLSMIDTH & CO A/S SER'B'DKK20	8,290	432,465	366,828
FNMA 2001-T10 CL A1 PASS THROUGH 7 12-25-2041	39,496	41,205	46,073
FNMA FNMA #0256328 6.5 07-01-2036	237,278	261,896	265,687
FNMA POOL #256937 6.5% 10-01-2037 BEO	52,585	53,538	57,056
FNMA POOL #257075 5.5% DUE 02-01-2028 REG	589,021	643,873	665,093
FNMA POOL #357906 5.5% 08-01-2035 BEO	230,117	250,900	259,765
FNMA POOL #545090 6% DUE 07-01-2016 REG	8,663	9,082	8,883
FNMA POOL #555299 7% 11-01-2017 BEO	12,859	13,675	13,281
FNMA POOL #555531 5.5% 06-01-2033 BEO	205,330	216,526	231,447
FNMA POOL #725135 6% 05-01-2018 BEO	23,349	24,521	24,199
FNMA POOL #725510 6.5% 07-01-2017 BEO	123	130	124
FNMA POOL #731243 5.5% 08-01-2033 BEO	662,058	738,195	752,256
FNMA POOL #735417 6.5% 03-01-2035 BEO	192,639	200,254	226,026
FNMA POOL #735439 6% 09-01-2019 BEO	121,243	124,293	126,971
FNMA POOL #735857 6.5 06-01-2033 BEO	354,711	366,780	417,801
FNMA POOL #745329 6% DUE 07-01-2035 BEO	30,280	30,597	34,626
FNMA POOL #888368 7% 03-01-2037 BEO	93,116	105,512	104,130
FNMA POOL #888369 7% DUE 03-01-2037 REG	334,281	370,937	373,953
FNMA POOL #907860 ADJ RT DUE 02-01-2037 BEO	648,194	689,618	698,148
FNMA POOL #AB8193 6% 10-01-2038 BEO	157,155	171,225	178,171
FNMA POOL #AD0070 6.5% 12-01-2037 BEO	45,000	48,009	51,924
FNMA POOL #AD0163 6% 11-01-2034 BEO	490,840	518,757	560,484
FNMA POOL #AD0276 5.5% 01-01-2024 BEO	232,807	246,885	255,313

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-14

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
FNMA POOL #AD0310 7% 12-01-2038 BEO	165,960	180,430	184,609
FNMA POOL #AE0381 5.5% 12-01-2024 BEO	269,922	290,714	296,602
FNMA POOL #AL5964 ADJ RT 10-01-2044	1,369,782	1,413,016	1,413,925
FNMA POOL #AL6209 4.887% 07-01-2021	250,000	268,477	264,046
FNMA POOL #AP2512 ADJ RATE DUE 08-01-2042	616,288	631,599	632,343
FNMA POOL #AU6423 4.5% 10-01-2043 BEO	318,766	343,620	346,719
FNMA POOL #MA0232 4.5% 11-01-2029 BEO	921,640	989,467	1,000,168
FNMA POOL #MA0563 4% 11-01-2030 BEO	154,238	164,070	166,146
FNMA POOL #MA0634 4.5% 01-01-2031 BEO	204,020	221,106	222,791
FNMA PREASSIGN 00717 6.5 11-25-2041	623,300	638,542	707,133
FNMA PREASSIGN 00837 7.5 10-25-2040	49,252	50,530	57,656
FNMA REMIC SER 2002-W6 CL 2A1 FLT RT 06-25-2042	35,377	37,262	40,548
FNMA REMIC SER 2003-W17 CL PT1 08-25-2032	91,866	104,952	108,718
FNMA REMIC SER 2012-134 CL FK VAR RATE 12-25-2042	1,949,527	1,946,481	1,942,335
FNMA REMIC SER 2014-M13 CLS ASQ2 1.637% 11-25-2017	260,000	262,594	261,735
FNMA REMIC TR 2004-W9 CL-2A2 7 DUE 02-25-2044	498,118	582,798	576,667
FNMA SERIES 2001-W3 CLASS-A 7 09-25-2041	37,223	40,445	42,533
FOOT LOCKER INC COM	13,200	629,564	741,576
FORD CR AUTO OWNER 1.06% DUE 05-15-2019	520,000	519,924	518,498
FORD MTR CR CO LLC 4.25% DUE 09-20-2022	225,000	228,200	238,740
FORD MTR CR CO LLC 5.625% DUE 09-15-2015	325,000	323,265	335,349
FORD MTR CR CO LLC 8.125% DUE 01-15-2020	400,000	501,864	495,464
FRESENIUS SE&KGAA NPV	16,290	631,146	850,758
GALP ENERGIA SGPS EUR1	50,670	777,755	516,932
GEN ELEC CAP CORP 4.625 DUE 01-07-2021 REG	250,000	267,559	278,648
GEN ELEC CAP CORP 5.5% DUE 01-08-2020	350,000	362,959	400,602
GEN ELEC CAP CORP MEDIUM TERM NTS BO TRANCHE # TR 00849 4.65 DUE 10-17-2021	600,000	659,739	676,277
GEN MTRS CO COM	39,800	1,268,737	1,389,418
GENERAL DYNAMICS CORP COM	2,500	347,233	344,050
GENERAL ELECTRIC CO	94,000	1,918,161	2,375,380
GETINGE AB SER'B'NPV	29,610	884,344	672,520
GIC METLIFE CONTRACT # 32713 RATE 2.65%MAT EVERGREEN	135,469,329	135,469,329	135,469,329
GIC MONUMENTAL CONTRACT# MDA01050TR RATE 3.2000% MAT EVERGREEN SYNTHETIC	240,606,089	240,606,089	240,606,089
GIC PRUDENTIAL CONTRACT# GA-62301 RATE 2.8200% MAT EVERGREEN (SYNTHETIC)	179,323,070	179,323,070	179,323,070

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-14

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
GILEAD SCIENCES INC	62,108	3,817,337	5,854,300
GLAXOSMITHKLINE ORD GBP0.25	56,010	1,168,715	1,201,710
GLENCORE PLC ORD USD0.01	158,722	991,304	739,492
GOLD POOL #G14668 4 12-01-2026	401,715	426,132	427,697
GOLDMAN SACHS GROUP INC COM	39,081	5,069,345	7,575,070
GOOGLE INC CL A	13,008	4,163,098	6,902,825
GOOGLE INC COM USD0.001 CL'C'	17,433	6,233,064	9,176,731
H.LUNDBECK A/S DKK5	24,000	539,074	478,927
HALLIBURTON CO COM	44,970	2,468,381	1,768,670
HANA FINANCIAL GRP KRW5000	21,980	850,781	639,913
HANESBRANDS INC COM STK	4,800	515,533	535,776
HANG LUNG PROPERTIES HKD1	140,000	630,259	392,658
HCA HLDGS INC COM	8,400	531,416	616,476
HCA INC 4.25% DUE 10-15-2019	275,000	272,250	279,125
HEALTH NET INC COM	8,100	411,719	433,593
HEALTHNET INC SR NT 6.375% DUE 06-01-2017/05-18-2007	250,000	250,962	270,000
HEIDELBERGCEMENT NPV	15,840	832,120	1,127,223
HENKEL AG & CO KGAA NON-VTG PRF NPV	7,010	444,060	758,501
HEWLETT PACKARD CO 3.3% DUE 12-09-2016	225,000	224,528	232,363
HEWLETT PACKARD CO 5.5% DUE 03-01-2018	300,000	339,033	331,111
HEWLETT PACKARD CO COM	286,400	6,863,589	11,493,232
HILTON WORLDWIDE HLDGS INC COM	33,647	733,787	877,850
HOLCIM LTD CHF2 (REGD)	12,080	826,839	867,416
HON HAI PRECISION GDR(REP 2 SHS TWD10)REG'S	105,851	538,782	593,824
HONDA MOTOR CO NPV	35,100	1,210,456	1,032,258
HSBC HLDGS PLC 6.5% DUE 05-02-2036	600,000	671,604	770,600
HSBC HLDGS PLC 6.5% DUE 09-15-2037	200,000	242,681	256,977
HSBC HOLDINGS PLC 5.1 DUE 04-05-2021	325,000	331,218	367,379
HSBC HOLDINGS PLC ORD USD0.50(HONGKONG REG)	254,000	2,709,577	2,423,774
HUMANA INC COM	18,100	1,625,249	2,599,703
HUNT J B TRANS SVCS INC COM	12,800	977,040	1,078,400
HUNTINGTON BANCSHARES INC COM	22,440	220,809	236,069
HUNTINGTON INGALLS INDS INC COM	3,000	200,535	337,380
HUTCHISON WHAM NPV	32,000	343,804	368,286

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-14

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
HYUNDAI MOBIS KRW5000	5,124	1,315,432	1,100,181
HYUNDAI MOTOR CO KRW5000	2,513	503,442	386,387
ILLINOIS ST 5.665 MUN BD DUE 03-01-2018	600,000	652,264	659,262
ILLINOIS ST 4.961% 03-01-2016 BEO TAXABLE	75,000	78,977	78,266
ILLINOIS ST 5.365% 03-01-2017 BEO TAXABLE	1,000,000	1,046,424	1,072,630
ILLUMINA INC COM	5,328	304,173	983,442
INCYTE CORP COM	3,656	235,592	267,290
INDUSTRIAL & COMMERCIAL BANK CHINA 'H'	579,860	417,128	423,220
INFINEON TECHNOLOG ORD NPV (REGD)	79,940	691,634	855,589
INFOSYS LIMITED ADR	21,260	571,456	668,840
ING GROEP NV CVA EUR0.24	163,070	1,800,636	2,137,007
INTACT FINL CORP COM NPV	9,170	560,289	663,850
INTEL CORP COM	37,200	1,159,761	1,349,988
INTERCONTINENTAL EXCHANGE INC COM	17,550	3,177,397	3,848,540
INTERNATIONAL BUSINESS MACHS CORP COM	4,300	821,369	689,892
INTERPUBLIC GROUP COMPANIES INC COM	41,600	396,947	864,032
INTESA SANPAOLO EUR0.52	148,433	406,654	435,019
INTL CONS AIRL DI	163,980	661,366	1,242,889
INTUITIVE SURGICAL INC COM NEW STK	3,990	1,673,638	2,110,471
ITOCHU CORP NPV	52,000	501,070	560,357
JABIL CIRCUIT INC COM	9,860	214,031	215,244
JAPAN TOBACCO INC NPV	15,000	429,713	416,364
JOHNSON CTL INC COM	28,800	925,355	1,392,192
JPMORGAN CHASE & 4.35% DUE 08-15-2021	75,000	77,187	81,501
JPMORGAN CHASE & 6.1% DUE 10-29-2049	7,000,000	7,000,000	6,982,500
JPMORGAN CHASE & CO COM	132,700	6,193,898	8,304,366
JUNIPER NETWORKS INC COM	36,500	792,247	814,680
KASIKORNBANK PLC THB10 (ALIEN MKT)	56,400	258,404	392,571
KBC GROEP NV NPV	7,832	143,421	440,638
KDDI CORP NPV	14,200	845,743	904,503
KELLOGG CO COM USD0.25	6,800	411,123	444,992
KERING	3,410	576,808	658,140
KINDER MORGAN 4.25% DUE 09-01-2024	650,000	653,972	651,307
KINDER MORGAN INC 4.3% DUE 06-01-2025	175,000	174,297	175,082

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-14

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
KINGFISHER ORD GBP0.157142857	234,879	1,012,658	1,247,030
KLX INC COM	1	22	21
KOMATSU NPV	38,400	946,924	859,632
KONINKLIJKE PHILIP EUR0.20	24,120	748,347	704,852
KONNINKLIJKE PHILIPS N.V	45,000	929,431	1,305,000
KOSMOS ENERGY LTD	44,600	421,164	374,194
KROGER CO COM	13,400	345,804	860,414
KS CY SOUTHN	5,100	597,375	622,353
KUBOTA CORP NPV	46,000	441,003	675,641
KUNLUN ENERGY CO COMSTK	374,000	639,999	353,510
LAFARGE S A 6.5% DUE 07-15-2016	450,000	449,116	479,250
LARSEN & TOUBRO SPON GDR EA REPR 1 ORD REG	22,275	436,492	519,008
LAS VEGAS SANDS CORP COM STK	33,569	2,727,003	1,952,373
LEAR CORP COM NEW COM NEW	7,600	502,986	745,408
LENDINGCLUB CORP COM	1,388	20,820	35,116
LEXMARK INTL INC NEW CL A	8,800	437,955	363,176
LIBERTY GLOBAL PLC -SERIES C COM	70,150	2,532,602	3,388,947
LIBERTY INTERACTIVE CORP INTERACTIVE COMSER A	60,075	454,963	1,767,407
LIBERTY INTERACTIVE CORP LIBERTY VENTURES COM SER A	8,540	82,620	322,129
LIBERTY MEDIA CORP 8.25% DUE 02-01-2030	90,000	88,112	97,200
LIBERTY MEDIA CORP 8.5% DUE 07-15-2029	112,000	110,644	122,640
LINCOLN NATL CORP COM	5,000	138,958	288,350
LINDE AG NPV	3,350	497,647	625,076
LINKEDIN CORP CL A	8,428	1,032,900	1,935,996
LIVING SOCIAL INC PFD STK SER F	4,555	35,028	2,095
LLOYDS BANKING GP ORD GBP0.1	768,450	350,991	908,480
LLOYDS BK PLC 6.5 DUE 09-14-2020	175,000	185,670	202,776
LOCKHEED MARTIN CORP COM	2,200	196,312	423,654
LORILLARD INC COM STK	12,900	622,134	811,926
LOWES COS INC COM	31,700	1,164,962	2,180,960
LYONDELLBASELL IND N V COM USD0.01 CL 'A'	6,700	504,513	531,913
MACYS INC COM STK	10,180	559,015	669,335
MAGNA INTERNATIONAL INC COMMON STOCK	6,600	457,900	717,354
MAKITA CORP NPV	15,200	787,622	694,741

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-14

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
MARATHON OIL CORP COM	37,000	1,174,737	1,046,730
MARATHON PETE CORP COM	8,500	756,148	767,210
MARKS & SPENCER GP ORD GBP0.25	261,630	1,769,713	1,953,248
MARRIOTT INTL INC NEW COM STK CL A	12,888	742,814	1,005,651
MASTERCARD INC CL A	24,284	670,394	2,092,309
MAXIM INTEGRATED PRODS INC COM	60,500	1,435,702	1,928,135
MAY DEPT STORES CO 6.65% DUE 07-15-2024	125,000	71,250	155,011
MAY DEPT STORES CO 6.7% DUE 09-15-2028	875,000	838,565	1,071,736
MAY DEPT STORES CO 6.9% DUE 01-15-2032	100,000	122,618	130,109
MC DONALDS CORP COM	4,700	441,399	440,390
MCGRAW HILL FINANCIAL INC	13,625	1,119,656	1,212,353
MCKESSON CORP	31,992	4,215,086	6,640,899
MEDTRONIC MANDATORY EXCH MEDTRONIC HLDG LTD 291SAC1 01-27-2015	35,100	1,337,065	2,534,220
MEGGITT ORD GBP0.05	71,230	426,363	576,429
MERCK & CO INC NEW COM	85,000	2,415,002	4,827,150
MERCK KGAA NPV	13,930	659,550	1,321,847
METLIFE INC COM STK USD0.01	51,000	2,005,168	2,758,590
METRO AG ORD NPV	13,300	490,082	407,331
MFB NT COLLECTIVE TIPS INDEX FUND - NON LENDING	338,986	43,271,504	45,088,558
MFB NT COLLECTIVE AGGREGATE BOND INDEX FUND-NON LENDING	1,111,513	138,263,873	146,252,899
MFB NT COLLECTIVE MSCI ACWI EX-US INDEX FUND-NON LENDING	579,275	71,784,266	79,954,967
MFB NT COLLECTIVE RUSSELL 1000 VALUE INDEX FUND - NON LENDING	219,878	61,879,906	61,555,587
MFC ISHARES TR RUSSELL 1000 GROWTH ETF	23,669	1,879,539	2,262,993
MFO EB DAILY LIQUIDITY NON SL STOCK FUND	519,419	94,360,665	145,968,697
MGM RESORTS INTERNATIONAL COM	71,270	1,645,167	1,523,753
MICHAEL KORS HOLDINGS LTD COM NPV	5,100	420,531	383,010
MICHELIN (CGDE) EUR2	12,840	1,004,523	1,169,473
MICRON TECH INC COM	86,860	2,927,138	3,040,969
MICROSOFT CORP COM	227,400	6,272,399	10,562,730
MOLSON COORS BREWING CO CL B CL B	4,400	195,951	327,888
MONDELEZ INTL INC COM	43,856	1,156,118	1,593,069
MONSANTO CO NEW COM	7,194,529	403,621,684	859,530,380
MONSANTO PARTICIPANT LOANS	31,337,433	31,337,433	31,337,433
MOODYS CORP COM	7,700	730,670	737,737

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-14

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
MORGAN STANLEY COM STK USD0.01	97,786	2,739,149	3,794,097
MUENCHENER RUECKVE NPV(REGD)	2,200	347,448	441,245
MURPHY OIL CORP COM	21,300	1,105,501	1,076,076
N V R INC COM	400	265,950	510,132
NABORS INDUSTRIES COM USD0.10	8,700	186,528	112,926
NASPERS 'N' ZAR0.02	9,020	794,232	1,181,319
NATIONAL OILWELL VARCO COM STK	30,300	2,088,800	1,985,559
NESTLE SA CHF0.10(REGD)	21,620	1,257,174	1,587,258
NETAPP INC COM STK	77,100	2,573,766	3,195,795
NETFLIX INC COM STK	4,351	1,212,170	1,486,345
NETSUITE INC COM STK	7,200	625,106	786,024
NEW JERSEY ST TPK AUTH TPK REV 7.102% 01-01-2041 BEO TAXABLE	500,000	570,394	730,540
NEWS AMER MANDATORY EXCHANGE CB 21ST CENTY FOX AMER 4H1KA49 4-6-15	275,000	326,534	367,197
NEWS AMER MANDATORY EXCHANGE CB 21ST CENTY FOX AMER 4H1EA19 4-6-15	125,000	156,330	163,145
NEWS CORP NEW CL A CL A	26,875	151,150	421,669
NIKE INC CL B	37,883	2,252,059	3,642,450
NIKON CORP JPY50	36,400	784,940	486,973
NISSAN MOTOR CO LTD	124,100	1,202,746	1,094,071
NITTO DENKO CORP NPV	10,100	570,913	570,560
NN GROUP N.V. EUR0.12	17,670	490,706	531,225
NOBLE GROUP HKD0.25	788,000	712,692	677,926
NORDSTROM INC COM	4,800	288,487	381,072
NORTHROP GRUMMAN CORP COM	3,870	206,844	570,399
NOVARTIS AG CHF0.50 (REGD)	27,960	1,694,300	2,598,607
NOW INC COM	7,000	210,295	180,110
NRG ENERGY INC COM NEW	26,400	549,451	711,480
NT COLLECTIVE RUSSELL 2000 GROWTH INDEX FUND - NON LENDING	1,162,484	152,124,746	245,551,580
NTGI COLLECTIVE GOVERNMENT SHORT TERM INVESTMENT FUND	64,652,941	206,531,855	279,070,396
OIL STS INTL INC COM ISIN US6780261052	13,500	758,851	660,150
OMNICARE INC COM	8,800	493,253	641,784
OMNICOM GROUP INC COM	4,500	320,470	348,615
ORACLE CORP COM	47,000	1,449,904	2,113,590
PACCAR INC COM	8,700	369,824	591,687
PALO ALTO NETWORKS INC COM USD0.0001	15,124	1,566,901	1,853,749

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-14

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
PARKER-HANNIFIN CORP COM	2,500	322,940	322,375
PARTNERRE HLDG LTD COM STK	3,400	346,979	388,042
PATTERSON-UTI ENERGY INC COM	14,000	438,813	232,260
PERRIGO COMPANY LIMITED COM EUR0.001	22,528	3,100,034	3,765,780
PETROBRAS GLOBAL 4.375% DUE 05-20-2023	475,000	472,918	408,538
PETROBRAS GLOBAL 6.25% DUE 03-17-2024	300,000	299,316	285,462
PETROBRAS INTL FIN 5.375% DUE 01-27-2021	250,000	266,501	231,643
PETROFAC ORD USD0.02	31,270	479,701	342,767
PETROLEOS 6.375% DUE 01-23-2045	450,000	452,538	509,625
PFIZER INC COM	115,000	2,217,809	3,582,250
PHILIP MORRIS INTL COM STK NPV	8,300	710,974	676,035
PHILLIPS 66 COM	2,400	184,915	172,080
PILGRIMS PRIDE CORP	10,500	291,178	344,295
PING AN INSURANCE GROUP 'H' CNY1	63,000	452,315	642,604
PIONEER NAT RES CO COM STK	22,670	3,106,056	3,374,430
POLARIS INDS INC COM	6,775	1,017,846	1,024,651
POSCO KRW5000	3,451	1,201,509	864,987
PPL CORP COM ISIN US69351T1060	9,300	308,914	337,869
PRECISION CASTPARTS CORP COM	14,043	2,331,869	3,382,678
PROVIDENT COS INC 7.25% DUE 03-15-2028	125,000	124,786	158,585
PRUDENTIAL GBP0.05	48,420	517,014	1,126,443
PUB SERVICE ENTERPRISE GROUP INC COM	32,400	1,041,942	1,341,684
PVTPL &&& UBER TECHNOLOGIES INC SER E PFD STK T-ROWE PRICE ONLY	1,531	204,037	204,037
PVTPL CHASE ISSUANCE TR CHASESERIES 2013-5 NT CL A .47% DUE 05-15-2017 REG	290,000	290,068	289,960
PVTPL CHASE ISSUANCE TR CHASESERIES 2013-8 NT CL A 1.01 DUE 10-15-2018 REG	210,000	210,328	209,996
PVTPL COX COMM INC NEW /TS/COXENTCOX COMM INC 5.875 DUE 12-01-2016	375,000	376,494	405,346
PVTPL COX COMMUNICATIONS INC NEW NT 3.85% DUE 02-01-2025 BEO	525,000	524,092	529,944
PVTPL COX COMMUNICATIONS INC NEW NT 144A3.25% DUE 12-15-2022 BEO	425,000	397,159	417,282
PVTPL ENEL FIN INTL S A GTD NT 144A 6.8%DUE 09-15-2037/09-20-2007 BEO	175,000	186,197	223,746
PVTPL GDR SAMSUNG ELECTRS LTD GDR 1995 RPSTG COM	3,100	1,277,601	1,871,310
PVTPL KAUPTHING BK MEDIUM TERM SUB TRANCHE # 01 7.125 5-19-16 BD IN DEFAULT	800,000	805,086	8
PVTPL LAFARGE S A 5.5 DUE 07-09-2015	450,000	468,650	460,305

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-14

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
PVTPL MYRIAD INTL HLDGS B V GTD NT 6 DUE 07-18-2020	550,000	568,500	600,875
PVTPL PETROLEOS MEXICANOS TRANCHE # TR 00025 4.25% DUE 01-15-2025 REG	525,000	529,579	521,588
PVTPL RIO OIL FIN TR SER 2014-1 144A 6.25 DUE 07-06-2024 BEO	1,225,000	1,211,231	1,171,504
PVTPL SLM PRIVATE ED LN TR 2012-B CL A-2 3.75 DUE 12-16-2030	425,000	424,956	441,529
PVTPL SLM PVT ED LN TR 2012-C NT CL A-2 RED 3.336 DUE 10-15-2046 BEO	285,000	296,371	295,444
PVTPL TELECOM ITALIA S P A NEW SR NT 144A 5.303% DUE 05-30-2024 BEO	275,000	267,438	278,438
PVTPL1 ENEL FINANCE INTL NV 6.0% 10-07-2039/10-07-2009 BEO	475,000	494,637	558,138
QUEST DIAGNOSTICS INC COM	5,400	313,375	362,124
RADIAN GROUP INC COM	20,800	305,814	347,776
RANGE RES CORP COM	22,710	1,390,840	1,213,850
RED HAT INC COM	33,230	1,570,318	2,297,522
REED ELSEVIER CAP 8.625% DUE 01-15-2019	93,000	96,911	113,751
REED ELSEVIER CAP INC 3.125 DUE 10-15-2022	638,000	558,549	631,508
REGENERON PHARMACEUTICALS INC COM	1,500	542,100	615,375
REINSURANCE GROUP AMER INC COM NEW STK	4,260	321,473	373,261
RENAISSANCE RE HLDGS LTD COM	4,700	487,292	456,934
REXAM ORD GBP0.8035714	74,229	648,577	525,235
RICHEMONT(CIE FIN) CHF1 (REGD)	10,160	649,972	907,974
RIO OIL FIN TR 6.75% DUE 01-06-2027	1,075,000	1,075,000	1,026,625
RIO TINTO FIN USA 1.375% DUE 06-17-2016	475,000	473,613	477,093
RIO TINTO FIN USA 2.25% DUE 12-14-2018	400,000	396,344	400,807
RIO TINTO ORD GBP0.10	20,000	1,252,097	935,550
RLJ LODGING TR COM REIT	4,900	118,893	164,297
ROCHE HLDGS AG GENUSSCHEINE NPV	11,440	1,935,891	3,107,388
ROCKWELL COLLINS INC COM	4,000	315,462	337,920
ROYAL BK SCOTLAND 6.125% DUE 12-15-2022	950,000	963,610	1,033,986
ROYAL BK SCOTLAND GROUP PLC 6 DUE 12-19-2023 REG	300,000	309,097	324,719
ROYAL DUTCH SHELL 'A'SHS EUR0.07	44,180	1,480,151	1,478,704
S.W. AIRL CO COM	15,300	300,717	647,496
SABMILLER PLC ORD USD0.10	12,630	611,264	661,893
SALESFORCE COM INC COM STK	51,165	1,804,945	3,034,596
SAMSUNG ELECTRONIC GDR	2,764	1,245,447	1,672,220
SANDS CHINA LTD USD0.01	111,600	390,355	549,016
SANOFI EUR2	28,981	2,275,774	2,653,280

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-14

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
SANOFI SPONSORED ADR	144,625	5,777,996	6,596,346
SAP SE	22,930	1,346,412	1,616,508
SBA COMMUNICATIONS CORP CL A COM	26,413	2,384,604	2,925,504
SBM OFFSHORE NV EUR0.25	20,544	295,564	243,149
SCHLUMBERGER LTD COM COM	79,651	5,172,620	6,802,992
SCHNEIDER ELECTRIC EUR4.00	10,501	804,907	770,155
SCHWAB CHARLES CORP COM NEW	228,500	3,546,314	6,898,415
SERVICENOW INC COM USD0.001	33,120	1,683,317	2,247,192
SGS SA CHF1 (REGD)	223	389,107	458,949
SHERWIN-WILLIAMS CO COM	5,600	763,211	1,473,024
SHIN-ETSU CHEMICAL NPV	8,400	437,625	551,102
SHIRE PLC ADR	3,560	756,525	756,642
SIAM CEMENT PCL-NVDR	36,000	437,376	490,213
SIEMENS AG NPV(REGD)	9,940	1,118,834	1,127,615
SINGAPORE TELECOMMUNICATIONS NEW COM STK	358,000	947,752	1,053,656
SINOPHARM GROUP CO. LTD. 'H'SHS CNY1	361,600	1,032,545	1,279,963
SKY PLC	61,320	883,785	859,563
SLM CORP 6 25 JAN 2017	550,000	560,941	576,125
SLM CORP 6.25 DUE 01-25-2016	150,000	165,375	156,000
SLM CORP MEDIUM 8.45% DUE 06-15-2018	100,000	112,375	111,500
SLM CORP MEDIUM TERM NTS BOOK ENTRY TRANCHE # TR 00110 3.875 DUE 09-10-2015	175,000	180,605	176,313
SLM CORP TRANCHE # TR 00109 4.625 09-25-2017	75,000	76,688	76,125
SM ENERGY CO COM	6,370	522,235	245,755
SMALL BUSINESS ADMIN GTD DEV PARTN CTF 2007-20D PARTN CTF 5.32 DUE 04-01-27 REG	191,629	191,629	211,534
SMALL BUSINESS ADMIN GTD DEV PARTN CTF DEB SER 1997-20 F 7.2 6-1-17/00 REG	4,927	5,109	5,166
SMALL BUSINESS ADMIN GTD DEV PARTN CTF DEB SER 1997-20 I 6.9 DUE 09-01-2017	7,539	7,700	7,930
SMALL BUSINESS ADMIN GTD DEV PARTN CTF DEB SER 1998-20G 6.1 DUE 07-01-2018	13,054	13,054	13,607
SMALL BUSINESS ADMIN GTD DEV PARTN CTF DEB SER 2000-20 C 7.625 03-01-2020 REG	39,649	42,789	43,002
SMALL BUSINESS ADMIN GTD DEV PARTN CTF DEB SER 2003-20 B 0 DUE 02-01-2023 REG	63,405	63,187	67,933
SMALL BUSINESS ADMIN GTD DEV PARTN CTF SER 2005-20 A 4.86 DUE 01-01-2025 REG	264,304	264,304	284,079
SMC CORP NPV	2,100	326,110	559,965
SOFTWARE AG NPV (BR)	21,330	737,989	521,369
SPIRIT AEROSYSTEMS HLDGS INC CL A	3,600	151,395	154,944
SPLUNK INC COMSTK COM USD0.001	12,046	475,029	710,112

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-14

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
SPRINT CORP COM SER 1 COM SER 1	97,443	504,164	404,388
STANDARD CHARTERED PLC SHS	83,580	2,279,715	1,255,002
STANLEY BLACK & DECKER INC COM	7,700	592,134	739,816
STARBUCKS CORP COM	29,761	1,691,153	2,441,890
STATE STR CORP COM	15,600	921,015	1,224,600
SUMITOMO MITSUI FINANCIAL GROUP NPV	33,900	1,356,315	1,237,020
SUN TR BANKS INC COM	59,500	1,291,039	2,493,050
SUNCOR ENERGY INC COM NPV 'NEW'	55,060	1,741,781	1,754,124
SUNTORY BEVERAGE & NPV	29,300	937,968	1,019,067
SUPERIOR ENERGY SVCS INC COM	3,900	134,406	78,585
SWIRE PACIFIC 'A' NPV	34,000	443,035	442,820
Swiss franc	2,557	2,557	2,557
SWISS RE AG CHF0.10	12,870	613,295	1,083,455
SYMANTEC CORP COM	202,100	3,584,966	5,184,876
SYNOPSYS INC COM	45,500	1,025,276	1,977,885
TAIWAN SEMICONDUCTOR MFG CO LTD SPONSORED ADR	91,128	1,185,361	2,039,445
TAKE-TWO INTERACTIVE SOFTWARE INC CDT-COM CDT-COM	3,700	101,934	103,711
TALISMAN ENERGY IN COM NPV	72,400	1,170,824	568,824
TARGET CORP COM STK	62,700	3,825,392	4,759,557
TD AMERITRADE HLDG CORP COM STK	48,100	1,006,840	1,721,018
TE CONNECTIVITY LTD	94,380	4,070,708	5,969,535
TECHNIP NPV	14,490	1,368,896	866,424
TELECOM ITALIA CAP 6.999% DUE 06-04-2018	150,000	174,390	166,500
TELECOM ITALIA CAP 7.721% DUE 06-04-2038	400,000	413,688	446,000
TELEFONICA SA EUR1	78,017	1,710,250	1,125,301
TELENOR ASA ORD NOK6	56,130	948,317	1,134,197
TERADATA CORP DEL COM STK	7,500	320,907	327,600
TESCO ORD GBP0.05	291,290	1,457,024	858,427
TESLA MTRS INC COM	6,360	1,024,228	1,414,528
TESORO CORP	11,900	709,408	884,765
TEXAS INSTRUMENTS INC COM	12,400	458,730	662,966
THE PRICELINE GROUP INC	4,447	2,841,316	5,070,514
TI CAPITAL 7.175% DUE 06-18-2019	750,000	836,442	858,750
TIFFANY & CO COM	6,195	597,180	661,998

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-14

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
TIGER BRANDS ZAR0.10	12,800	396,739	407,232
TIME INC NEW COM	20,029	312,726	492,914
TIME WARNER CABLE 4% DUE 09-01-2021	125,000	136,038	133,037
TIME WARNER CABLE 4.125% DUE 02-15-2021	175,000	187,731	187,283
TIME WARNER CABLE 8.75% DUE 02-14-2019	675,000	759,626	835,551
TIME WARNER CABLE INC 8.25 DUE 04-01-2019 REG	350,000	410,101	428,450
TIME WARNER CABLE INC COM	53,919	3,821,338	8,198,923
TIME WARNER INC USD0.01	112,043	4,259,165	9,570,713
TJX COS INC COM NEW	52,786	2,774,394	3,620,064
TNT EXPRESS NV, AMSTERDAM SHS	88,926	671,968	596,239
TORONTO-DOMINION COM NPV	22,400	888,376	1,073,537
TOTAL EUR2.5	22,840	1,266,511	1,175,148
TOYOTA MOTOR CORP NPV	40,300	2,016,080	2,540,451
TRACTOR SUPPLY CO COM	14,700	785,849	1,158,654
TRAVELERS COS INC COM STK	9,400	659,635	994,990
TRICAN WELL SERVIC COM NPV	51,500	649,943	247,662
TRINITY IND INC COM	10,700	435,218	299,707
TRIPADVISOR INC COM COM STK	8,599	717,964	642,001
TULLOW OIL ORD GBP0.10	25,610	424,067	165,280
TWENTY-FIRST CENTY FOX INC CL A CL A	188,741	3,899,182	7,248,598
TWITTER INC COM	28,555	1,162,472	1,024,268
TYCO INTERNATIONAL PLC EUR1.00	52,500	1,465,812	2,302,650
TYSON FOODS INC CL A COM (DELAWARE)	19,300	712,627	773,737
UBS GROUP CHF0.10 (REGD)	71,501	1,377,292	1,229,761
UN PAC RR CO 5.866 DUE 07-02-2030	781,638	787,716	930,880
UN PAC RR CO PASS 7.6% DUE 01-02-2020	233,425	233,425	273,572
UNDER ARMOR INC CL A	48,719	2,990,938	3,308,020
UNICREDIT SPA NPV (POST SPLIT)	158,045	1,188,071	1,020,278
UNILEVER NV CVA EUR0.16	7,610	242,073	300,565
UNILEVER PLC ORD GBP0.031111	15,180	486,789	622,032
UNITED CONTL HLDGS INC COM STK	13,800	421,750	923,082
United States dollar	3,487,783	3,487,783	3,487,783
UNITED STATES TREAS NTS .25 DUE 10-15-2015 REG	3,940,000	3,942,947	3,940,307
UNITED STATES TREAS NTS .875 05-15-2017 REG	5,860,000	5,854,107	5,863,205

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-14

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
UNITED STATES TREAS NTS 1.5 DUE 07-31-2016	5,815,000	5,945,062	5,904,039
UNITED STATES TREAS NTS DTD 10/15/2013 .625% DUE 10-15-2016 REG	3,095,000	3,093,105	3,095,966
UNITED STS STL CORP NEW COM	24,800	730,077	663,152
UNITEDHEALTH GROUP INC COM	67,200	4,398,641	6,793,248
UNUM CORP NT 6.75 DUE 12-15-2028 BEO	223,000	188,402	274,697
UNUM GROUP	35,700	863,467	1,245,216
UTD THERAPEUTICS CORP DEL COM STK	5,400	361,335	699,246
VALEANT PHARMACEUTICALS INTERNATIONAL INC COMMON STOCK	14,700	1,042,526	2,103,717
VALERO ENERGY CORP COM STK NEW	18,100	890,532	895,950
VANTIV INC COM USD0.00001 A	17,600	541,173	596,992
VERISK ANALYTICS INC CL A CL A	9,100	560,833	582,855
VERIZON 4.15% DUE 03-15-2024	300,000	300,195	310,570
VERIZON COMMUNICATIONS 5.15 BDS DUE 09-15-2023 USD2000 REG	1,025,000	1,036,261	1,131,839
VERIZON COMMUNICATIONS 6.55 BDS DUE 09-15-2043 USD2000 BEO	125,000	126,347	160,144
VERTEX PHARMACEUTICALS INC COM	12,005	713,165	1,426,194
VISA INC COM CL A STK	34,529	6,300,537	9,053,504
VIVENDI SA EUR5.50	17,042	442,387	426,662
VMWARE INC CL A COM CL A COM	10,337	789,740	853,009
VODAFONE GROUP ORD USD0.2095238	818,816	2,877,047	2,842,659
VOLKSWAGEN AG NON VTG PRF NPV	5,160	922,694	1,152,928
VOYA FINL INC COM	7,000	282,126	296,660
VULCAN MATERIALS CO COM	17,700	1,004,842	1,163,421
VULCAN MATLS CO 6.5% DUE 12-01-2016	14,000	14,000	14,910
VULCAN MATLS CO 7.5% DUE 06-15-2021	450,000	474,233	524,250
WABTEC CORP COM	12,500	758,138	1,086,125
WACHOVIA BK NATL ASSN MEDIUM TERM SUB BKTRANCHE # SB 00008 6 DUE 11-15-2017	250,000	248,008	280,228
WAL-MART STORES INC COM	94,150	6,288,604	8,085,602
WALT DISNEY CO	11,041	336,785	1,039,952
WEATHERFORD INTERNATIONAL LTD(IE)USD0.001	102,400	1,440,504	1,172,480
WEG SA COM NPV	31,720	299,027	365,146
WEICHAI POWER CO 'H'CNY1	109,000	476,394	459,622
WELLPOINT INC NT 4.35 DUE 08-15-2020	100,000	107,689	108,340
WELLS FARGO & CO NEW COM STK	187,219	7,697,818	10,263,346
WESTERN UNION CO	17,100	305,323	306,261

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-14

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
WESTN DIGITAL CORP COM	27,640	2,381,930	3,059,748
WHIRLPOOL CORP COM	4,100	545,567	794,334
WHOLE FOODS MKT INC COM	13,095	373,281	660,250
WORKDAY INC CL A COM USD0.001	30,754	2,334,701	2,509,834
WPP PLC ORD GBP0.10	52,930	692,371	1,110,043
WYNN MACAU LTD HKD0.001	106,800	424,580	300,919
WYNN RESORTS LTD COM	16,200	2,949,363	2,409,912
XEROX CORP 5.625% DUE 12-15-2019	125,000	140,745	140,484
XEROX CORP 6.35% DUE 05-15-2018	225,000	247,228	254,412
XEROX CORP 6.4% DUE 03-15-2016	325,000	280,554	344,780
XEROX CORPORATION 4.5 DUE 05-15-2021	725,000	765,333	774,771
ZIMMER HLDGS INC COM	3,100	184,807	351,602
ZURICH INSURANCE GROUP AG CHF0.10	2,270	488,213	712,081
Grand Total	803,080,693	2,468,347,750	3,345,855,196

5500 Supplemental Schedules	Account Number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-14

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
&&&BOND FUTURES OFFSET - LONG	196	54,153,224	54,521,703
21ST CENTY FOX 4% DUE 10-01-2023	145,000	144,126	153,958
ABBVIE INC 2.9% DUE 11-06-2022	1,025,000	1,018,399	1,009,140
ACE INA HLDG INC 2.7% DUE 03-13-2023	280,000	261,905	271,874
ACTAVIS FDG SCS 2.45% DUE 06-15-2019	210,000	209,404	206,419
ACTAVIS INC 3.25% DUE 10-01-2022	265,000	262,787	258,009
AETNA INC NEW 2.2% DUE 03-15-2019	190,000	189,810	188,745
ALLSTATE CORP 3.15% DUE 06-15-2023	45,000	44,911	45,219
ALLY AUTO .48% DUE 02-15-2017	670,000	669,943	669,353
ALLY AUTO 1.75% DUE 03-15-2016	14,295	14,473	14,301
ALLY AUTO RECEIVABLES TR 2013-1 ASSET BACKED CTF CL A-3 .68 DUE 05-15-2017	379,015	379,370	379,086
ALLY MASTER OWNER 1.53999996185% DUE 09-16-2019	1,465,000	1,464,582	1,453,930
ALLY MASTER OWNER 1.60000002384% DUE 10-15-2019	595,000	594,989	593,394
ALLY MASTER OWNER TR SR 2014-4 CL A2 1.43 06-17-2019	920,000	919,772	917,819
ALTRIA GROUP INC 4 DUE 01-31-2024 REG	90,000	89,440	93,832
ALTRIA GROUP INC 4.75% DUE 05-05-2021	170,000	183,821	188,024
AMAZON COM INC 3.3% DUE 12-05-2021	1,005,000	1,001,261	1,018,759
AMERICAN EXPRESS CR ACCOUNT MASTER TR SER 2012-2 CL A 0.7 03-15-2018	470,000	471,011	470,360
AMERICAN EXPRESS CREDIT 2.25 DUE 08-15-2019 REG	715,000	714,564	715,114
AMERICREDIT .62000000477% DUE 06-08-2017	119,614	119,596	119,634
AMERN EXPRESS CR .59% DUE 05-15-2018	510,000	510,379	509,863
AMERN EXPRESS CR 1.49% DUE 04-15-2020	450,000	452,250	450,408
AMGEN INC 3.875 DUE 11-15-2021	980,000	977,256	1,035,384
ANHEUSER BUSCH 2.5% DUE 07-15-2022	85,000	84,590	82,610
AOL TIME WARNER 7.625% DUE 04-15-2031	505,000	606,111	704,038
APPLE INC 2.85% DUE 05-06-2021	130,000	129,680	132,985
APPLE INC 3.85% DUE 05-04-2043	420,000	399,313	420,304
ARC PPTYS OPER PARTNERSHIP L P / CLARK A3 DUE 02-06-2019	540,000	537,791	499,671
AT&T INC 2.625 DUE 12-01-2022	375,000	356,415	357,163
AT&T INC 5.8% DUE 02-15-2019	500,000	620,645	567,920
AT&T INC GLOBAL NT FLTG RATE DUE 11-27-2018 REG	515,000	515,000	523,276
BANK AMER CORP 3.75% DUE 07-12-2016	245,000	223,169	253,761
BANK AMER CORP 4.25% DUE 10-22-2026	670,000	668,519	668,496
BANK AMER CORP 5.625% DUE 07-01-2020	55,000	55,264	62,622

5500 Supplemental Schedules	Account Number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-14

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
BANK AMER CORP 5.65% DUE 05-01-2018	1,340,000	1,366,391	1,488,704
BANK AMER CORP 5.875% DUE 01-05-2021	700,000	709,884	811,631
BANK AMER CORP 7.625% DUE 06-01-2019	225,000	286,555	271,938
BANK OF AMERICA CORP 2.6 DUE 01-15-2019	210,000	209,964	211,633
BANK OF AMERICA CORP BNDS 4.2 DUE 08-26-2024	1,400,000	1,411,805	1,426,215
BANK OF AMERICA CORPORATION FRN FLTG RTDUE 01-15-2019	665,000	673,519	674,448
BECTON DICKINSON & 1.8% DUE 12-15-2017	630,000	630,000	632,323
BECTON DICKINSON & 3.734% DUE 12-15-2024	100,000	100,000	102,958
BHP BILLITON FIN USA LTD 3.85 DUE 09-30-2023 REG	320,000	319,606	336,878
BK NEW YORK INC 2.1 DUE 01-15-2019	170,000	169,788	170,539
BK NEW YORK INC 2.2% DUE 05-15-2019	795,000	793,458	797,224
BK NEW YORK INC 2.3% DUE 09-11-2019	190,000	189,964	190,941
BK NEW YORK INC MEDIUM TERM SR NTS 2.2 03-04-2019	195,000	194,784	195,710
BNP PARIBAS BNDS 4.25 DUE 10-15-2024	925,000	922,339	934,521
BOSTON PPTYS LTD PARTNERSHIP 3.7 15 NOV 2018	170,000	177,949	179,253
BP CAP MKTS P L C 1.846% DUE 05-05-2017	625,000	625,000	630,133
BSTN PPTYS LTD 4.125% DUE 05-15-2021	1,125,000	1,224,031	1,197,476
BSTN SCIENTIFIC 6% DUE 01-15-2020	550,000	648,291	619,838
BURL NORTHN SANTA 3.05% DUE 09-01-2022	1,150,000	1,181,135	1,157,304
BURL NORTHN SANTA 4.1% DUE 06-01-2021	275,000	307,021	298,270
CALIFORNIA ST 5.7% 11-01-2021 BEO TAXABLE	555,000	662,988	654,256
CALIFORNIA ST 6.2% 10-01-2019 BEO TAXABLE	1,800,000	2,215,224	2,133,234
CAP 1 BK USA NATL 8.8% DUE 07-15-2019	180,000	191,533	224,443
CAP 1 FINL CORP 3.5% DUE 06-15-2023	425,000	395,622	429,528
CAP 1 FINL CORP 4.75% DUE 07-15-2021	750,000	870,195	826,604
CAP 1 FINL CORP 6.75% DUE 09-15-2017	285,000	344,850	321,527
CAP AUTO SER 2013-1CL A-4 .97 DUE 01-22-2018	600,000	599,960	599,677
CDN PAC RY CO NEW 7.25% DUE 05-15-2019	840,000	1,064,312	1,004,287
CHASE ISSUANCE TR .58999997377% DUE 08-15-2017	530,000	530,558	530,167
CHASE ISSUANCE TR .79% DUE 06-15-2017	375,000	376,334	375,497
CHASESERIES 2012-8 NT CL A .54 DUE 10-16-2017	1,920,000	1,920,283	1,919,052
CHEVRON CORP NEW 2.427 DUE 06-24-2020	700,000	700,000	703,382
CIGNA CORP 7.65 DUE 03-01-2023	184,000	238,422	235,149
CIGNA CORP 8.5% DUE 05-01-2019	800,000	1,063,081	988,924

5500 Supplemental Schedules	Account Number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-14

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
CITIBANK CR CARD .55000001192% DUE 10-10-2017	475,000	475,148	474,865
CITIBANK CR CARD 4.85% DUE 03-10-2017	465,000	471,848	468,910
CITIGROUP INC 2.5% DUE 07-29-2019	120,000	119,927	120,096
CITIGROUP INC 3.5% DUE 05-15-2023	135,000	125,203	131,421
CITIGROUP INC 3.875% DUE 10-25-2023	310,000	309,287	322,215
CITIGROUP INC 4.05% DUE 07-30-2022	1,125,000	1,114,277	1,163,993
CITIGROUP INC 5.375% DUE 08-09-2020	185,000	194,944	210,263
CITIGROUP INC 5.5% DUE 02-15-2017	1,525,000	1,574,898	1,639,351
CITIGROUP INC 6.125 DUE 05-15-2018	110,000	102,936	124,484
CITIGROUP INC 6.125% DUE 11-21-2017	90,000	91,454	100,358
CMO BEAR STEARN CML MTG SECS TR 07-PWR16PTHRU CTF CL A-AB VAR 6-11-40 REG	93,970	95,504	96,012
CMO FEDERAL HOME LN MTG CORP SER 2945 CLBD 5.5% DUE 10-15-2034 REG	145,598	160,089	159,375
CMO MORGAN STANLEY BAML TRUST SER 2013-C13 CL A-4 FLTG RT 11-15-2046	310,000	319,278	333,926
CNH EQUIP TR .62999999523% DUE 01-17-2017	134,745	134,745	134,779
CNH EQUIP TR SER 2014-A CL A2 .49 DUE 06-15-2017	203,129	203,119	203,029
COCA-COLA FEMSA S 2.375% DUE 11-26-2018	460,000	459,397	468,377
COMCAST CORP NEW 5.15% DUE 03-01-2020	350,000	383,793	396,382
COMCAST CORP NEW 6.3% DUE 11-15-2017	430,000	503,531	486,999
COMCAST CORP NEW 6.5 DUE 15-01-2017	315,000	361,960	347,825
COMERICA INC 2.125 05-23-2019	215,000	215,000	213,562
COMM 2014-CCRE14 MTG TR SER 2014-CR14 CL A-2 3.147 02-10-2047 REG	840,000	865,191	871,671
CONAGRA FOODS INC 1.9% DUE 01-25-2018	1,015,000	1,015,000	1,008,238
CONOCOPHILLIPS CO 3.35% DUE 11-15-2024	1,225,000	1,222,832	1,237,675
CONOCOPHILLIPS CO 4.15% DUE 11-15-2034	435,000	434,822	446,346
CONS EDISON CO N Y 5.3% DUE 12-01-2016	475,000	473,651	513,463
CONSUMERS FDG LLC 5.76000022888% DUE 10-20-2016	225,575	236,563	229,932
CPL TRANSITION FDG FLTG RT 6.25% DUE 01-15-2017	441,919	459,077	455,312
CVS HEALTH CORP 2.25% DUE 12-05-2018	360,000	359,593	363,223
DAIMLER FIN N AMER 1.125% DUE 03-10-2017	635,000	634,644	631,306
DAIMLER FIN N AMER 2.375% DUE 08-01-2018	515,000	513,723	522,225
DET EDISON 6.62% DUE 03-01-2016	836,627	917,391	845,030
DEUTSCHE BK AG 1.35 DUE 05-30-2017	535,000	534,813	530,492
DEVON ENERGY CORP 3.25% DUE 05-15-2022	530,000	526,862	520,649
DIRECTV HLDGS LLC 3.8% DUE 03-15-2022	260,000	250,458	264,516

5500 Supplemental Schedules	Account Number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-14

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
DIRECTV HLDGS LLC 5.875% DUE 10-01-2019	195,000	234,445	223,047
DOMINION RES INC 1.95% DUE 08-15-2016	170,000	169,959	171,826
DOMINION RES INC 2.5% DUE 12-01-2019	420,000	419,370	421,226
DOW CHEM CO 8.55 DUE 05-15-2019	350,000	477,785	435,136
DOW CHEMICAL CO 3% DUE 11-15-2022	2,275,000	2,253,064	2,222,816
DUKE ENERGY 5.1% DUE 04-15-2018	155,000	154,518	172,154
EASTMAN CHEM CO 2.7% DUE 01-15-2020	560,000	558,830	563,178
EATON CORP OHIO 2.75% DUE 11-02-2022	300,000	303,246	294,719
ENCANA CORP 3.9% DUE 11-15-2021	865,000	864,853	852,484
ENERGY TRANSFER 4.15% DUE 10-01-2020	605,000	603,965	620,234
ENSCO PLC FORMERLY 4.5% DUE 10-01-2024	315,000	315,966	306,173
ENTERPRISE FLEET 1.38% DUE 09-20-2019	725,000	724,863	724,738
ERP OPERATING LP 4.625 DUE 12-15-2021 REG	700,000	772,345	765,807
EXELON GENERATION CO LLC 4.25 06-15-2022	575,000	600,289	597,529
FEDERAL HOME LN MTG CORP POOL #A2-2684 5.5% 10-01-2034 BEO	585,397	622,899	658,838
FEDERAL HOME LN MTG CORP POOL #A3-4054 6% 04-01-2035 BEO	131,401	143,555	149,904
FEDERAL HOME LN MTG CORP POOL #A6-1558 6.5% 10-01-2036 BEO	228,949	248,932	269,284
FEDERAL HOME LN MTG CORP POOL #A7-8952 5.5% 12-01-2037 BEO	199,838	210,474	222,956
FEDERAL HOME LN MTG CORP POOL #A8-3000 5.5% 11-01-2038 BEO	274,521	279,197	313,027
FEDERAL HOME LN MTG CORP POOL #C9-1296 5% 04-01-2030 BEO	95,120	99,638	105,340
FEDERAL HOME LN MTG CORP POOL #C9-1402 4% 10-01-2031 BEO	712,897	749,211	767,866
FEDERAL HOME LN MTG CORP POOL #C9-1746 4.5% 12-01-2033 BEO	1,854,244	1,995,341	2,027,249
FEDERAL HOME LN MTG CORP POOL #G0-1548 7.5% 07-01-2032 BEO	282,802	312,277	328,862
FEDERAL HOME LN MTG CORP POOL #G0-1777 6% 02-01-2035 BEO	1,552,047	1,708,707	1,777,783
FEDERAL HOME LN MTG CORP POOL #G0-3392 6% 10-01-2037 BEO	81,200	86,473	91,882
FEDERAL HOME LN MTG CORP POOL #G0-5903 5.5% 03-01-2040 BEO	384,051	412,400	433,190
FEDERAL HOME LN MTG CORP POOL #G0-6234 5.5% 11-01-2035 BEO	364,698	401,509	411,284
FEDERAL HOME LN MTG CORP POOL #G0-6950 5.5% 08-01-2038 BEO	283,520	312,182	319,452
FEDERAL HOME LN MTG CORP POOL #G0-6992 5.5% 07-01-2036 BEO	209,373	230,638	236,475
FEDERAL HOME LN MTG CORP POOL #G1-4448 4.5% 07-01-2026 BEO	1,321,071	1,415,403	1,426,361
FEDERAL HOME LN MTG CORP POOL #J1-2899 4% 09-01-2025 BEO	706,899	747,546	754,926
FEDERAL HOME LN MTG CORP POOL #J1-7720 3% 01-01-2027 BEO	272,187	283,670	283,243
FEDERAL HOME LN MTG CORP POOL #J1-8087 3% 03-01-2027 BEO	194,371	202,905	202,263
FEDERAL HOME LN MTG CORP POOL #Q2-0773 4% 08-01-2043 BEO	1,088,909	1,139,611	1,167,282

5500 Supplemental Schedules	Account Number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-14

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
FEDERAL NATL MTG ASSN GTD MTG POOL #AH4313 4.5% 02-01-2041 BEO	445,371	483,089	483,803
FEDERAL NATL MTG ASSN GTD MTG POOL #AH5817 4.5% 02-01-2041 BEO	555,160	597,664	607,797
FEDERAL NATL MTG ASSN GTD MTG POOL #AJ4098 4% 10-01-2026 BEO	1,844,059	1,985,244	1,975,210
FEDERAL NATL MTG ASSN GTD MTG POOL #AJ6972 4% 11-01-2026 BEO	149,518	161,386	160,413
FEDERAL NATL MTG ASSN GTD MTG POOL #AL0475 5.5% 03-01-2035 BEO	668,989	732,752	754,186
FEDERAL NATL MTG ASSN GTD MTG POOL #AL1544 5.5% 08-01-2037 BEO	134,174	147,592	151,261
FEDERAL NATL MTG ASSN GTD MTG POOL #AL2914 5.5% 01-01-2038 BEO	303,487	335,638	341,453
FEDERAL NATL MTG ASSN GTD MTG POOL #AL3170 5.5% 03-01-2040 BEO	292,620	321,151	329,669
FEDERAL NATL MTG ASSN GTD MTG POOL #AL3598 6% 07-01-2039 BEO	968,324	1,072,419	1,105,439
FEDERAL NATL MTG ASSN GTD MTG POOL #AL3760 5.5% 02-01-2038 BEO	565,052	619,439	635,975
FEDERAL NATL MTG ASSN GTD MTG POOL #AL5109 5.5% 10-01-2038 BEO	1,323,676	1,462,456	1,481,281
FEDERAL NATL MTG ASSN GTD MTG POOL #AL5861 4.5% 01-01-2031 BEO	588,435	640,843	642,035
FEDERAL NATL MTG ASSN GTD MTG POOL #AL5957 4% 05-01-2027 BEO	679,679	730,337	727,026
FHLMC GOLD G0-3323 6 08-01-2037	281,112	299,544	318,547
FHLMC GOLD G0-7338 6 10-01-2038	266,218	291,675	303,591
FHLMC GOLD G1-3174 5 06-01-2023	108,141	114,680	117,671
FHLMC GOLD G1-3644 5 07-01-2024	72,240	76,165	78,605
FHLMC GOLD POOL #J11208 5 11-01-2024	530,342	559,179	586,405
FHLMC GOLD Q0-2881 5 08-01-2041	269,370	301,694	302,893
FHLMC GOLD Q06616 3.5% DUE 03-01-2042	1,522,591	1,632,028	1,588,990
FHLMC GOLD SINGLE FAMILY 3% 30 YEARS SETTLES JANUARY	9,770,000	9,796,838	9,869,224
FHLMC GOLD SINGLE FAMILY 3.5% 30 YEARS SETTLES JANUARY	8,280,000	8,561,770	8,609,262
FHLMC GOLD SINGLE FAMILY 4% 30 YEARS SETTLES JANUARY	6,030,000	6,355,997	6,427,606
FHLMC GOLD SINGLE FAMILY 4.5 30 YEARS SETTLES JAN	1,760,000	1,905,750	1,907,606
FHLMC MULTICLASS SER 2080 CL 2080-PJ 6.508-15-2028	255,836	266,298	284,779
FHLMC MULTICLASS SER 2926 CL EW 5 01-15-2025	1,713,837	1,872,367	1,850,140
FHLMC POOL #84-8209 FLTG RT 11-01-2036	387,303	416,532	415,781
FIN CORP PRIN FICO STRIPS SER 1 REP PRINPMT 5-11-18 CPN 10 BD DUE 2018 REG	905,000	842,265	860,524
FING CORP PRIN FICO STRIPS PRINPMT ON9.817FIN CP DUE 11-30-2017 REG	3,486,000	2,800,738	3,348,258
FING CORP-FED BOOK ENTRY CPN FICO S SER D-INT BD ZCPN 03-26-2017	970,000	805,488	946,951
FING CORP-FED BOOK ENTRY PRIN FICO STRIPS 02-08-2018 REG	1,545,000	1,365,950	1,482,667
FNMA .875 12-20-2017	2,165,000	2,155,366	2,143,294
FNMA POOL #254485 7% DUE 11-01-2031 REG	13,113	13,688	14,970
FNMA POOL #255631 5.5% 03-01-2035 BEO	1,103,845	1,203,536	1,239,642

5500 Supplemental Schedules	Account Number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-14

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
FNMA POOL #255706 5.5% 05-01-2035 BEO	317,699	342,221	356,796
FNMA POOL #256939 7% 10-01-2037 BEO	220,729	249,700	251,785
FNMA POOL #257135 5.5% 03-01-2038 BEO	1,127,997	1,208,367	1,225,408
FNMA POOL #310104 5.5% 08-01-2037 BEO	1,540,068	1,701,474	1,733,272
FNMA POOL #323979 6.5% DUE 04-01-2029 REG	9,570	9,874	10,953
FNMA POOL #407591 6.5% DUE 12-01-2027 REG	48,787	50,228	55,560
FNMA POOL #725773 5.5% 09-01-2034 BEO	2,097,173	2,326,879	2,359,836
FNMA POOL #735358 5.5% 02-01-2035 BEO	120,679	117,888	135,623
FNMA POOL #759385 ADJ RT DUE 01-01-2034 BEO	318,402	323,841	342,409
FNMA POOL #771060 6.5% 02-01-2033 BEO	560,195	615,514	663,809
FNMA POOL #880993 6% 01-01-2022 BEO	153,523	166,415	167,106
FNMA POOL #888367 7% 03-01-2037 BEO	1,316,771	1,489,597	1,549,976
FNMA POOL #889018 5.5% 05-01-2036 BEO	1,600,957	1,756,830	1,799,662
FNMA POOL #889929 5.5% 08-01-2037 BEO	65,797	71,534	74,134
FNMA POOL #890229 5% 07-01-2025 BEO	1,145,703	1,250,606	1,245,028
FNMA POOL #909207 6.5% 07-01-2023 BEO	376,137	417,310	414,221
FNMA POOL #922228 6.5% DUE 12-01-2036 REG	41,510	42,406	47,272
FNMA POOL #931279 4% 06-01-2024 BEO	948,273	1,012,874	1,010,236
FNMA POOL #995112 5.5% DUE 07-01-2036 REG	125,741	137,962	141,316
FNMA POOL #AA9188 5% 08-01-2039 BEO	493,354	513,088	552,758
FNMA POOL #AB2083 4% 01-01-2041 BEO	623,044	630,394	665,945
FNMA POOL #AB2172 4% 02-01-2041 BEO	915,713	925,943	982,595
FNMA POOL #AB5248 3% 05-01-2042 BEO	910,285	948,047	922,722
FNMA POOL #AC0607 5% 12-01-2039 BEO	141,174	159,527	159,204
FNMA POOL #AC1619 5.5% 08-01-2039 BEO	274,669	289,818	311,692
FNMA POOL #AC3295 5% 10-01-2024 BEO	319,818	340,756	345,216
FNMA POOL #AD0110 5.5% 04-01-2036 BEO	1,349,451	1,440,118	1,531,800
FNMA POOL #AD0495 5.5% 02-01-2035 BEO	1,099,022	1,203,772	1,239,022
FNMA POOL #AD4384 5.5% 05-01-2040 BEO	189,675	204,345	212,059
FNMA POOL #AD4941 6% 06-01-2040 BEO	159,104	172,678	181,853
FNMA POOL #AD5541 5% 05-01-2030 BEO	125,117	131,314	138,912
FNMA POOL #AD5542 5% 05-01-2030 BEO	104,622	109,859	116,212
FNMA POOL #AD6448 5% 05-01-2040 BEO	122,300	138,199	137,681
FNMA POOL #AD7112 5.5% 07-01-2040 BEO	403,999	436,571	452,569

5500 Supplemental Schedules	Account Number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-14

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
FNMA POOL #AD8676 5% 07-01-2040 BEO	1,184,245	1,251,969	1,327,427
FNMA POOL #AD9321 5% 08-01-2040 BEO	1,061,985	1,128,193	1,176,892
FNMA POOL #AE0178 6% 08-01-2024 BEO	126,657	138,451	140,042
FNMA POOL #AE4273 5% 09-01-2040 BEO	1,117,309	1,190,633	1,249,721
FNMA POOL #AO3244 3.5% DUE 08-01-2032 BEO	772,766	827,946	815,321
FNMA POOL #AQ3298 3% 10-01-2042 BEO	949,486	1,001,411	961,454
FNMA POOL #AS0564 4.5% 09-01-2043 BEO	1,135,990	1,224,739	1,238,637
FNMA POOL #AS0923 4.5% 11-01-2043 BEO	709,760	768,869	774,082
FNMA POOL #AU7305 4% 08-01-2043 BEO	674,497	706,535	723,528
FNMA POOL #MA0193 5.5% 08-01-2024 BEO	728,493	774,138	790,265
FNMA POOL #MA0200 4.5% 10-01-2029 BEO	2,340,069	2,512,283	2,539,452
FNMA POOL #MA0232 4.5% 11-01-2029 BEO	337,378	362,206	366,123
FNMA POOL #MA0321 5.5% 01-01-2030 BEO	164,063	177,898	184,377
FNMA POOL #MA0634 4.5% 01-01-2031 BEO	132,513	143,611	144,705
FNMA POOL #MA0878 4% DUE 10-01-2031 REG	2,006,851	2,114,719	2,163,726
FNMA POOL #MA1630 4% 10-01-2033 BEO	1,483,235	1,587,062	1,597,593
FNMA REMIC SER 2007-117 CL-MD 5.5 07-25-2037	698,954	735,649	763,886
FNMA REMIC SER 2014-M13 CLS ASQ2 1.637% 11-25-2017	300,000	302,994	302,002
FNMA REMIC TR 2002-W7 CL-A4 6 06-25-2029	1,413,482	1,581,334	1,537,906
FNMA REMIC TR 2009-30 CL-AD 6.5 04-25-2039	349,444	379,693	370,388
FNMA SINGLE FAMILY MORTGAGE 3.5% 15 YEARS SETTLES JANUARY	670,000	707,059	707,792
FNMA SINGLE FAMILY MORTGAGE 4% 15 YEARS SETTLES JANUARY	3,420,000	3,620,886	3,623,596
FNMA SINGLE FAMILY MORTGAGE 4.5% 30 YEARS SETTLES JANUARY	12,755,000	13,790,239	13,845,157
FNMA TRANCHE 540 1.875 09-18-2018	3,685,000	3,752,284	3,744,981
FORD CR AUTO OWNER .45 DUE 08-15-2016	256,431	256,406	256,399
FORD CR AUTO OWNER .58% DUE 12-15-2016	104,963	105,074	104,983
FORD CR AUTO OWNER 1.06% DUE 05-15-2019	930,000	929,863	927,314
FORD CR AUTO OWNER 2.25999999046% DUE 11-15-2025	1,560,000	1,559,611	1,568,327
FORD CR FLOORPLAN MASTER OWNER SER 2014-4 CL A1 1.4 08-15-2019	670,000	669,808	668,808
FORD CR FLOORPLAN MASTER OWNER TR A 2013-5 CL A-1 .85 DUE 09-15-2018	365,000	364,922	368,057
FORD MTR CR CO LLC 2.597% DUE 11-04-2019	500,000	500,000	497,311
FORD MTR CR CO LLC 4.375% DUE 08-06-2023	615,000	625,068	657,463
FORD MTR CR CO LLC 5.75% DUE 02-01-2021	1,050,000	1,193,483	1,203,229
FORD MTR CR CO LLC FLTG RT 1.0977% DUE 03-12-2019	1,005,000	1,005,000	999,238

5500 Supplemental Schedules	Account Number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-14

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
FREEPORT-MCMORAN 3.875% DUE 03-15-2023	155,000	148,230	146,140
FREEPORT-MCMORAN COPPER & GOLD INC 3.55%DUE 03-01-2022	165,000	146,876	155,943
FUT MAR 15 10 YR T-NOTES	19	2,391,922	2,409,141
FUT MAR 15 5 YR T NOTE	172	20,434,605	20,455,906
FUT MAR 15 CBT UL T-BONDS	(13)	(2,049,938)	(2,147,438)
FUT MAR 15 U.S. T-BONDS	(88)	(12,340,375)	(12,721,500)
FUT MAR 15 US 2YR T-NOTE	(286)	(62,589,438)	(62,517,813)
GEN ELEC CAP CORP 5.3% DUE 02-11-2021	790,000	827,679	902,170
GEN ELEC CAP CORP MEDIUM TERM NTS BO TRANCHE # TR 00849 4.65 DUE 10-17-2021	1,500,000	1,712,040	1,690,694
GENERAL ELEC CAP CORP FLT RT DUE 01-14-2019 REG	600,000	600,000	600,235
GENERAL ELEC CO 2.7 DUE 10-09-2022 REG	230,000	229,460	230,093
GENERAL ELEC CO 3.375% DUE 03-11-2024	555,000	549,789	573,342
GIC METLIFE CONTRACT # METLIFE SA 698 RATE 00.0000% MAT 00/00/0000	1,404,594	129,760,322	141,619,335
GILEAD SCIENCES 2.35% DUE 02-01-2020	280,000	279,362	281,507
GILEAD SCIENCES 3.7% DUE 04-01-2024	550,000	549,115	576,857
GLAXOSMITHKLINE 1.5 DUE 05-08-2017	300,000	298,923	301,301
GNMA II JUMBOS 4.5% 30 YEARS SETTLES JANUARY	4,920,000	5,362,800	5,375,676
GNMA POOL #706848 5.5% 05-15-2040 BEO	781,762	845,280	884,351
GNMA POOL #781232 6.5% 12-15-2023 BEO	99,002	113,126	112,971
GOLDMAN SACHS 5.75% DUE 01-24-2022	305,000	304,588	352,820
GOLDMAN SACHS GROUP INC 7.5 02-15-2019	1,160,000	1,362,350	1,379,775
GOLDMAN SACHS GROUP INC MEDIUM TERM NTS TRANCHE # TR 00590 VAR RT DUE 11-15-2018	650,000	653,101	656,369
GOLDMAN SACHS GROUP INC VAR RT 11-29-2023	615,000	615,000	631,845
HEALTHCARE RLTY TR 6.5% DUE 01-17-2017	755,000	822,814	824,471
HEWLETT PACKARD CO 4.3% DUE 06-01-2021	115,000	109,840	121,084
HEWLETT PACKARD CO 4.65% DUE 12-09-2021	455,000	489,393	487,199
HLTH CARE REIT INC 2.25% DUE 03-15-2018	245,000	243,777	246,533
HONDA AUTO .45% DUE 04-18-2016	366,084	366,062	366,058
HONDA AUTO NO-INCOME .40999999642% DUE 09-21-2016	330,639	330,614	330,505
HSBC BANK USA NA 4.875 DUE 08-24-2020 BEO	1,200,000	1,256,520	1,324,546
HSBC FIN CORP 6.676% DUE 01-15-2021	755,000	763,109	895,774
HSBC HLDGS PLC 4 DUE 03-30-2022	440,000	464,943	468,290
HSBC HOLDINGS PLC 5.1 DUE 04-05-2021	200,000	235,890	226,080
HUMANA INC 2.625% DUE 10-01-2019	280,000	279,986	279,979

5500 Supplemental Schedules	Account Number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-14

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
HYUNDAI AUTO .95% DUE 12-15-2016	130,317	130,628	130,560
ILLINOIS ST 5.365% 03-01-2017 BEO TAXABLE	1,975,000	2,224,475	2,118,444
ILLINOIS ST 5.65% 03-01-2020 BEO TAXABLE	45,000	46,350	49,781
ILLINOIS ST 5.727% 04-01-2020 BEO TAXABLE	230,000	238,227	252,853
J P MORGAN CHASE 2.9599% DUE 04-15-2046	1,140,000	1,174,191	1,144,628
J P MORGAN CHASE 4.1664% DUE 12-15-2046	900,000	926,993	981,785
JPMORGAN CHASE & 3.375% DUE 05-01-2023	625,000	622,210	618,321
JPMORGAN CHASE & 4.35% DUE 08-15-2021	485,000	482,672	527,038
JPMORGAN CHASE & 4.4% DUE 07-22-2020	530,000	528,437	574,508
JPMORGAN CHASE & 6.3% DUE 04-23-2019	290,000	320,589	336,857
JPMORGAN CHASE & CO FORMERLY J P MORGAN 6 DUE 01-15-2018 BEO	420,000	413,574	469,912
JPMORGAN CHASE BK N A NEW YORK N Y FORME6 DUE 10-01-2017	1,210,000	1,342,701	1,342,960
KINDER MORGAN 3.5 DUE 03-01-2021	415,000	412,900	408,290
KINDER MORGAN 6.85% DUE 02-15-2020	400,000	446,676	459,450
KINDER MORGAN ENERGY PARTNERS L P 3.5 DUE 09-01-2023	340,000	318,923	322,778
KINDER MORGAN INC 4.3% DUE 06-01-2025	830,000	826,663	830,387
KOREA REP NT 7.125% DUE 04-16-2019 REG	285,000	338,381	343,887
KROGER CO 2.95% DUE 11-01-2021	235,000	234,925	233,072
LIAB: WRAPPER FOR INSURANCE CONTRACTS	1	—	(6,150,006)
LIAB: WRAPPER FOR SYNTHETIC CONTRACTS	1	—	(14,507,042)
LLOYDS BKG GROUP 4.5% DUE 11-04-2024	325,000	324,050	327,970
LOCKHEED MARTIN 3.35 DUE 09-15-2021	660,000	658,218	683,674
LORILLARD TOB CO 3.75% DUE 05-20-2023	490,000	479,247	485,334
LYONDELLBASELL 5% DUE 04-15-2019	580,000	626,325	632,643
MAY DEPT STORES CO 6.65% DUE 07-15-2024	1,450,000	1,816,850	1,798,131
MERRILL LYNCH & CO INC TRANCHE # TR 00677 6.875% DUE 04-25-2018	105,000	104,180	120,601
METLIFE INC FIXED 2.463% DUE 12-15-2017	495,000	496,511	496,128
MONDELEZ INTL INC 4 DUE 02-01-2024	440,000	439,525	460,357
MORGAN STANLEY 3.75% DUE 02-25-2023	180,000	178,898	184,648
MORGAN STANLEY 3.875% DUE 04-29-2024	605,000	599,700	620,752
MORGAN STANLEY 5.5% DUE 01-26-2020	350,000	354,694	393,795
MORGAN STANLEY FIXED 3.7% DUE 10-23-2024	655,000	653,860	663,921

5500 Supplemental Schedules	Account Number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-14

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
MOSAIC CO NEW 4.25% DUE 11-15-2023	395,000	394,171	416,802
MYLAN INC FORMERLY 4.2 DUE 11-29-2023	230,000	229,108	238,379
NEVADA PWR CO 7.125% DUE 03-15-2019	140,000	139,845	167,024
NEWS AMER INC SR NT 4.5 2-15-2021	525,000	601,514	574,658
NISOURCE FIN CORP 5.45% DUE 09-15-2020	180,000	203,175	202,556
NISOURCE FIN CORP 6.125% DUE 03-01-2022	300,000	311,874	355,609
NISOURCE FIN CORP 6.8% DUE 01-15-2019	80,000	79,779	93,920
NORTHROP GRUMMAN 1.75% DUE 06-01-2018	1,155,000	1,151,812	1,146,700
NTGI COLLECTIVE GOVERNMENT SHORT TERM INVESTMENT FUND	25,063,013	25,063,013	25,063,013
ORACLE CORP 2.25% DUE 10-08-2019	945,000	943,942	951,751
PAC GAS & ELEC CO 8.25% DUE 10-15-2018	775,000	1,004,547	932,587
PACIFICORP 2.95% DUE 06-01-2023	890,000	887,330	886,121
PARKER-HANNIFIN FIXED 3.3% DUE 11-21-2024	290,000	289,362	295,958
PECO ENERGY CO 4.15% DUE 10-01-2044	375,000	373,714	398,547
Pending trade purchases: United States dollar	—	(53,666,004)	(53,666,004)
Pending trade sales: United States dollar	—	3,585,525	3,585,525
PERRIGO FIN PLC 3.5% DUE 12-15-2021	200,000	199,874	202,333
PETROBRAS GLOBAL 4.375% DUE 05-20-2023	625,000	619,820	537,550
PETROBRAS INTL FIN 3.875% DUE 01-27-2016	600,000	614,906	588,780
PETROBRAS INTL FIN 5.375% DUE 01-27-2021	375,000	397,926	347,464
PETROLEOS 3.5% DUE 07-18-2018	825,000	838,406	835,313
PETROLEOS 4.875% DUE 01-18-2024	750,000	745,898	779,250
PETROLEOS 5.5% DUE 01-21-2021	1,000,000	1,107,500	1,082,500
PNC BK N A CORP BD 2.2 DUE 01-28-2019	300,000	303,069	300,158
PNC BK N A PITT PA 2.25% DUE 07-02-2019	375,000	373,830	374,424
PNC BK N A PITT PA 2.4% DUE 10-18-2019	470,000	469,657	471,974
PSE&G TRANSITION 6.88999986649% DUE 12-15-2017	1,826,630	2,116,917	1,887,342
PVTPL BAE SYS PLC NT 144A 4.75% DUE 10-11-2021 BEO	830,000	829,153	905,736
PVTPL BAYER US FINANCE LLC 2.375% DUE 10-08-2019 BEO	655,000	652,000	657,599
PVTPL BG ENERGY CAP PLC GTD NT 144A 4% DUE 10-15-2021 BEO	560,000	555,576	575,917
PVTPL BG ENERGY CAP PLC GTD NT 2.5% DUE 12-09-2015 BEO	205,000	203,624	208,169
PVTPL CHASE ISSUANCE TR CHASESERIES 2013-5 NT CL A .47% DUE 05-15-2017 REG	340,000	340,173	339,953
PVTPL CHASE ISSUANCE TR CHASESERIES 2013-8 NT CL A 1.01 DUE 10-15-2018 REG	2,380,000	2,382,323	2,379,955

5500 Supplemental Schedules	Account Number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-14

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
PVTPL CMO EXTENDED STAY AMER TR 2013-ESHCL A-1-7 2.2952 DUE 12-05-2031 BEO	1,300,000	1,296,746	1,282,450
PVTPL CMO HILTON USA TR 2013-HLT CL AFX 2.6621 DUE 11-05-2030 BEO	735,000	734,999	735,927
PVTPL DEUTSCHE TELEKOM INTL FIN B V NT 2.25 DUE 03-06-2017	595,000	591,650	604,398
PVTPL MEDTRONIC INC SR NT 144A 3.15% DUE03-15-2022 BEO	1,790,000	1,786,259	1,812,690
PVTPL MEDTRONIC INC SR NT 144A 3.5% DUE 03-15-2025 BEO	1,675,000	1,658,954	1,713,475
PVTPL NY LIFE GLOBAL FDG MEDIUM TERM NTSTRANCHE # TR 00039 2.1 DUE 01-02-2019	735,000	734,155	737,632
PVTPL SABMILLER HLDGS INC 3.75 DUE 01-15-2022	245,000	243,829	255,709
PVTPL TOYOTA AUTO RECEIVABLES 2013-B NT CL A-2 .48% DUE 02-15-2016 REG	100,136	100,130	100,148
PVTPL TSMC GLOBAL LTD 1.625 DUE 04-03-2018	580,000	579,611	569,282
PVTPL VOLKSWAGEN GROUP AMER FIN LLC GTD NT 3C7 2.45% DUE 11-20-2019 REG	335,000	334,250	337,182
QUEBEC PROV CDA NT 4.6% DUE 05-26-2015 BEO	295,000	303,352	299,908
REED ELSEVIER CAP 8.625% DUE 01-15-2019	140,000	178,343	171,238
REED ELSEVIER CAP INC 3.125 DUE 10-15-2022	295,000	303,870	291,998
REGENCY CTRS L P 5.25% DUE 08-01-2015	43,000	43,029	44,064
REGENCY CTRS L P 5.875% DUE 06-15-2017	70,000	69,669	76,996
RESOLUTION FDG CORP FED BOOK ENTRY PRIN 0 STRP 15/07/2020 USD1000 07-15-2020	725,000	640,584	643,949
REYNOLDS AMERICAN INC 4.85 DUE 09-15-2023 REG	785,000	784,388	844,953
RIO TINTO FIN USA LTD 9 DUE 05-01-2019	245,000	305,503	309,965
RIO TINTO FIN USA PLC 2.875 08-21-2022	185,000	177,456	177,871
ROGERS 4.1% DUE 10-01-2023	290,000	289,458	304,686
ROYAL BANK OF SCOTLAND PLC 5.625 GTD SNRNTS DUE 08-24-2020 USD1000	1,030,000	1,208,494	1,172,859
ROYAL BK SCOTLAND 2.55% DUE 09-18-2015	360,000	359,795	363,604
ROYAL BK SCOTLAND 6.125% DUE 01-11-2021	325,000	355,501	382,974
RSB BONDCO LLC 5.82% DUE 06-28-2019	495,000	569,637	535,386
SHELL INTL FIN B V 3.4% DUE 08-12-2023	425,000	424,108	438,646
SLM CORP 6 25 JAN 2017	575,000	622,438	602,313
SLM CORP TRANCHE # TR 00109 4.625 09-25-2017	300,000	311,250	304,500
SLM STUD LN TR 2007-2 CL A-2 FLT RT 07-25-2017 REG	145,889	145,456	145,657
SLM STUDENT LN TR 2006 6 CL A 10-25-2022BEO	302,956	301,771	302,544
SLM STUDENT LN TR 2006-10 CL A-4 FLT RT 07-25-2023 BEO	200,703	200,232	200,400
SOUTH AFRICA REP 5.5% DUE 03-09-2020	290,000	322,625	317,551
SOUTHN CAL EDISON 5.5% DUE 08-15-2018	250,000	305,010	281,648
SPECTRA ENERGY 2.95 DUE 09-25-2018	70,000	69,880	71,638
SPECTRA ENERGY 2.95% DUE 06-15-2016	290,000	295,388	297,450

5500 Supplemental Schedules	Account Number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-14

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
SPECTRA ENERGY 4.75 DUE 03-15-2024	110,000	112,248	117,911
ST STR CORP 3.7 DUE 11-20-2023	1,425,000	1,421,580	1,497,185
STAPLES INC 2.75 DUE 01-12-2018	305,000	304,167	304,682
STATOIL ASA 2.9% DUE 11-08-2020	460,000	459,885	470,535
SYNCHRONY FINL 3.75% DUE 08-15-2021	280,000	280,267	286,017
SYSCO CORP 3.5% DUE 10-02-2024	405,000	403,445	416,751
TALISMAN ENERGY 3.75% DUE 02-01-2021	230,000	230,751	222,418
TECK RESOURCES LTD 4.5% DUE 01-15-2021	430,000	442,271	420,592
TELECOM ITALIA CAP 6.999% DUE 06-04-2018	475,000	530,061	527,250
THERMO FISHER 3.3% DUE 02-15-2022	130,000	129,988	130,215
THERMO FISHER SCIENTIFIC INC 2.4 DUE 02-01-2019 REG	370,000	369,245	370,552
TI CAPITAL 7.175% DUE 06-18-2019	895,000	1,042,980	1,024,775
TIME WARNER CABLE 6.75% DUE 07-01-2018	700,000	713,676	802,814
TIME WARNER CABLE 7.3% DUE 07-01-2038	645,000	741,118	889,361
TIME WARNER CABLE 8.75% DUE 02-14-2019	500,000	596,330	618,927
TIME WARNER CABLE INC 8.25 DUE 04-01-2019 REG	375,000	486,518	459,054
TIME WARNER INC 3.55% DUE 06-01-2024	370,000	369,660	368,560
TIME WARNER INC NEW NT 4.75 DUE 03-29-2021	750,000	829,591	818,533
TIME WARNER NEW 4.7 DUE 01-15-2021	1,575,000	1,810,856	1,723,943
TOTAL CAP INTL 2.75% DUE 06-19-2021	585,000	583,894	587,188
TOYOTA AUTO .4% DUE 12-15-2016	370,000	369,968	369,687
TOYOTA AUTO .41% DUE 08-15-2016	412,192	412,189	412,232
TRANSCANADA 3.75% DUE 10-16-2023	305,000	303,082	305,353
TRANSOCEAN INC STEP CPN 3.8% DUE 10-15-2022	145,000	131,602	117,497
TRANSOCEAN INC STEP CPN 6.375% DUE 12-15-2021	210,000	223,179	193,714
TXU ELEC DELIVERY 5.29% DUE 05-15-2018	863,750	940,407	898,330
U S BK NATL ASSN FIXED 2.125% DUE 10-28-2019	835,000	834,249	832,293
UNION PAC CORP 4.163% DUE 07-15-2022	150,000	171,968	164,786
UNION PACIFIC CORP 3.646 DUE 02-15-2024 BEO	971,000	1,326,785	1,027,713
UNITED STATES TREAS BDS 2.875 DUE DUE 05-15-2043	5,555,000	4,701,061	5,681,721
UNITED STATES TREAS BDS 3.625 DUE 02-15-2044 TBOND	2,115,000	2,201,694	2,488,926
UNITED STATES TREAS BDS 3.75 DUE 11-15-2043 REG	4,010,000	4,103,684	4,820,457
UNITED STATES TREAS BDS DTD 11/15/2012 2.75% DUE 11-15-2042 REG	3,600,000	3,251,621	3,596,342
UNITED STATES TREAS BILLS 01-15-2015	4,875,000	4,874,924	4,874,956
UNITED STATES TREAS BILLS 02-19-2015 UNITED STATES TREAS BILLS	70,000	69,998	69,998
UNITED STATES TREAS BILLS DUE 01-08-2015REG	13,485,000	13,485,000	13,484,973
UNITED STATES TREAS NTS 0.375 DUE 04-15-2015 REG	4,600,000	4,611,684	4,603,593

5500 Supplemental Schedules	Account Number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-14

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
UNITED STATES TREAS NTS .25 DUE 01-15-2015	6,000,000	6,005,645	6,000,000
UNITED STATES TREAS NTS .75 DUE 01-15-2017 REG	14,835,000	14,882,701	14,845,429
UNITED STATES TREAS NTS 1.5% 12-31-2018	13,860,000	13,958,254	13,878,406
UNITED STATES TREAS NTS 2.125 DUE 01-31-2021 REG	250,000	254,678	253,750
UNITED STATES TREAS NTS DTD 00084 4% DUE02-15-2015 REG	1,725,000	1,738,874	1,732,951
UNITED STATES TREAS NTS DTD 00176 4.25% DUE 11-15-2017 REG	2,565,000	2,817,189	2,797,253
UNITED STATES TREAS NTS DTD 00231 3.125%DUE 05-15-2019 REG	5,565,000	5,951,072	5,932,379
UNITED STATES TREAS NTS DTD 00392 1.375%DUE 02-28-2019 REG	13,505,000	13,524,453	13,432,195
UNITED STATES TREAS NTS DTD 02/28/2013 .25% DUE 02-28-2015 REG	2,920,000	2,921,597	2,920,797
UNITED STATES TREAS NTS DTD 02/28/2013 .75% DUE 02-28-2018 REG	12,410,000	12,269,113	12,239,363
UNITED STATES TREAS NTS DTD 05/15/2013 1.75% DUE 05-15-2023 REG	3,290,000	3,167,719	3,203,381
UNITED STATES TREAS NTS DTD 05/31/2014 1.5% DUE 05-31-2019 REG	1,600,000	1,586,625	1,596,000
UNITED STATES TREAS NTS DTD 08/31/2012 .625% DUE 08-31-2017 REG	11,020,000	10,925,930	10,914,968
UNITED STATES TREAS NTS DTD 08/31/2014 1.625% DUE 08-31-2019 REG	4,500,000	4,507,383	4,504,923
UNITED STATES TREAS NTS DTD 10/15/2013 .625% DUE 10-15-2016 REG	1,800,000	1,803,234	1,800,562
UNITED STATES TREAS NTS DTD 11/15/2013 2.75% DUE 11-15-2023 REG	800,000	832,944	842,187
UNITEDHEALTH GROUP 2.875% DUE 12-15-2021	505,000	504,455	510,746
US TREAS NTS DTD 00322 2.25 DUE 11-30-2017 REG	1,615,000	1,674,783	1,670,138
UTD STATES TREAS .25% DUE 12-31-2015	7,480,000	7,479,694	7,478,833
UTD STATES TREAS .375% DUE 02-15-2016	3,400,000	3,404,145	3,401,329
UTD STATES TREAS .375% DUE 03-15-2015	1,515,000	1,516,375	1,515,947
UTD STATES TREAS 1.625% DUE 04-30-2019	915,000	917,231	918,146
UTD STATES TREAS 2.125% DUE 06-30-2021	3,365,000	3,415,792	3,405,747
VALE OVERSEAS LTD 6.25% DUE 01-23-2017	555,000	619,863	591,969
VERIZON 2.625% DUE 02-21-2020	509,000	495,459	503,181
VERIZON 3.85% DUE 11-01-2042	265,000	264,626	236,242
VERIZON COMMUNICATIONS 5.15 BDS DUE 09-15-2023 USD2000 REG	3,765,000	3,874,742	4,157,437
VERIZON COMMUNICATIONS 6.4 NTS DUE 09-15-2033 USD REG	1,000,000	999,000	1,231,783
VODAFONE GROUP PLC NEW 2.95 DUE 02-19-2023	595,000	592,245	573,508
VOLKSWAGEN AUTO LN .42% DUE 07-20-2016	340,825	340,812	340,839
WALGREEN CO 3.1 BDS 09/15/2022 USD1000	550,000	523,511	543,344
WALGREENS BOOTS 3.3% DUE 11-18-2021	500,000	498,635	503,479
WASTE MGMT INC DEL 4.75% DUE 06-30-2020	275,000	279,573	301,431
WASTE MGMT INC DEL 6.1% DUE 03-15-2018	190,000	217,126	214,998
WELLPOINT INC 2.3% DUE 07-15-2018	410,000	416,229	412,269
WELLS FARGO & CO NEW MEDIUM TERM SR NTS 3 DUE 01-22-2021	665,000	663,876	677,495
WELLS FARGO & COMPANY 2.125 04-22-2019	220,000	219,534	219,942
WFRBS COML MTG TR 3.337% DUE 06-15-2046	910,000	937,269	937,843

5500 Supplemental Schedules	Account Number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-14

Security Description / Asset ID	Share/Par Value	Historical Cost	Current Value
WILLIAMS PARTNERS 3.35 DUE 08-15-2022	355,000	354,911	339,108
WILLIAMS PARTNERS 4% DUE 11-15-2021	220,000	232,789	220,538
WILLIAMS PARTNERS 7.25% DUE 02-01-2017	30,000	34,763	33,067
XEROX CORP 5.625% DUE 12-15-2019	1,895,000	2,147,085	2,129,737
XEROX CORPORATION 4.5 DUE 05-15-2021	50,000	52,672	53,432
ZOETIS INC 3.25 DUE 02-01-2023 REG	425,000	424,533	419,232
Grand Total	465,267,597	556,570,465	553,315,498

MONSANTO SAVINGS AND INVESTMENT PLAN
Schedule of Assets (Held at Year End)
As of Dec. 31, 2014
(Dollars in thousands)

	Cost	Current Value
Identity of issuer, borrower, lessor or similar party
Total Assets Held per page 38 of attached detail	$2,468,348	$3,345,855
Reconciling Items:
Participant loans receivable	(31,337)	(31,337)
Adjustment from fair value to contract value for fully benefit-responsive investment and insurance contracts	—	20,657
Total investments per financial statements	$2,437,011	$3,335,175

	Cost	Current Value
Identity of issuer, borrower, lessor or similar party
Total Investment Contract Assets per page 52 of attached detail	$556,570	$553,315
Reconciling Items:
Accrued interest income which is included in the $135,469, 240,606, and 179,323 on page 26 of the attached detail	2,084	2,084
Adjustment from fair value to contract value for fully benefit-responsive investment and insurance contracts	—	20,657
Total investment and insurance contracts per financial statements	$558,654	$576,056

MONSANTO SAVINGS AND INVESTMENT PLAN
EIN 43-1878297
SUPPLEMENTAL SCHEDULE 2
Form 5500, Schedule H, Part IV, Line 4i –
Schedule of Assets (Acquired and Disposed of Within Year) for the Year Ended Dec. 31, 2014

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Acquired and Disposed of Within Year)
31-Dec-14

Security Description / Asset ID	Acquired Share/Par Value	Cost of Acquisition Net Amount	Disposed Share/Par Value	Proceeds of Dispositions Net Amount
#REORG/VODAFONE GROUP REVERSE STOCK SPLIT VODAFONE 2V16AM1 EFF 02-24-2014	1,200	(44,066)	—	—
ACCOR EUR3	6,890	(312,366)	(4,840)	232,647
ADR ALIBABA GROUP HLDG LTD-SP A	31,931	(2,821,980)	(3,476)	374,668
ADR ARM HLDS PLC SPONSORED ISIN US0420681068	5,788	(260,509)	(34,550)	1,531,193
ADR ASML HLDG NV NY REG 2012 (POST REV SPLIT)	15,300	(1,341,525)	(27,050)	2,430,998
ADR BAIDU INC SPONSORED ADR	4,990	(885,379)	(10,280)	1,627,558
ADR CTRIP COM INTL LTD ADS AMERICAN DEP SHS	1,700	(77,763)	(2,100)	90,415
ADR GLAXOSMITHKLINE PLC SPONSORED ADR	34,800	(1,753,417)	(57,500)	2,665,167
ADR HSBC HLDGS PLC SPONSORED ADR NEW	1,200	(63,020)	(20,578)	1,035,609
ADR ICICI BK LTD	—	—	(8,490)	433,412
ADR JD COM INC SPONSORED ADR REPSTG COM CL A	455	(8,645)	(455)	9,828
ADR MOBILE TELESYSTEMS OJSC SPONSORED	27,049	(448,904)	(26,900)	203,594
ADR NOVARTIS AG	8,900	(790,892)	(7,300)	647,673
ADR ROYAL DUTCH SHELL PLC SPONSORED ADR REPSTG A SHS	35,100	(2,499,913)	(8,202)	649,597
ADR SWATCH GROUP AG ADR	1,868	(58,368)	(18,787)	477,459
ADR TOTAL SA	700	(42,160)	(19,000)	1,315,172
ADR VIPSHOP HLDGS LTD SPONSORED ADR	3,800	(596,768)	(2,200)	42,333
ADR VODAFONE GROUP PLC NEW SPONSORED ADRNO PAR	23,900	(890,758)	(21,637)	774,317
AGGREKO ORD GBP0.048329113924	—	—	(1)	26
ANHEUSER-BUSCH INBEV NV	800	(93,055)	(510)	56,996
ASML HOLDING NV EUR0.09	10,810	(975,232)	(1,820)	175,065
ASTELLAS PHARMA NPV	—	—	(3,600)	51,023
ATLAS COPCO AB SER'A'NPV	4,780	(132,125)	(30,250)	860,852
AVAGO TECHNOLOGIES LTD	1,800	(181,608)	(1,800)	180,270
BANCO BILBAO VIZCAYA ARGENTARIA SA EUR0.49 (STK DIV 13/10/14)	—	—	(77,059)	—
BBVA BONUS RIGHT	—	—	(77,059)	—
BG GROUP ORD GBP0.10	39,735	(749,988)	(3,730)	82,690
BRITISH AMERICAN TOBACCO ORD GBP0.25	9,420	(507,410)	(2,494)	147,150
BSTN SCIENTIFIC 6% DUE 01-15-2020	750,000	(869,520)	(275,000)	311,300
BURL NORTHN SANTA 8.251% DUE 01-15-2021	—	—	(24,681)	24,681
CANADIAN PAC RY LTD COM NPV	12,643	(2,189,092)	(990)	205,437
CIA ENERG MG-CEMIG PRF BRL5.00	12,950	—	(67,991)	304,788
DELPHI AUTOMOTIVE PLC	22,830	(1,471,796)	(8,940)	607,557
FRESENIUS SE&KGAA NPV	260	(40,018)	(810)	119,213
FUGRO NV CVA EUR0.05	9,528	(556,269)	(9,528)	236,124
GLENCORE PLC ORD USD0.01	41,020	(224,157)	(21,310)	133,412
HON HAI PRECISION GDR(REP 2 SHS TWD10)REG'S	11,341	—	(6,270)	43,780
HYUNDAI MOBIS KRW5000	1,047	(284,728)	(1,110)	243,640
ING GROEP NV CVA EUR0.24	16,770	(232,746)	(17,430)	233,692
LEGG MASON INC SR NT 5.5 05-21-2019	75,000	(84,386)	(425,000)	489,466
LIBERTY GLOBAL PLC -SERIES C COM	13,250	(672,434)	(5,540)	232,600
MARKS & SPENCER GP ORD GBP0.25	29,340	(225,767)	(24,620)	177,482
MOBILEYE NV EUR0.01	477	(11,925)	(477)	17,605
NASPERS 'N' ZAR0.02	4,630	(564,066)	(510)	65,128
NESTLE SA CHF0.10(REGD)	1,110	(82,504)	(2,620)	198,128

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Acquired and Disposed of Within Year)
31-Dec-14

Security Description / Asset ID	Acquired Share/Par Value	Cost of Acquisition Net Amount	Disposed Share/Par Value	Proceeds of Dispositions Net Amount
NXP SEMICONDUCTORS N V COM STK	7,955	(611,711)	(7,955)	612,638
PETROLEOS 6.375% DUE 01-23-2045	450,000	(452,538)	—	—
REPSOL SA EUR1 SUB RIGHTS/RECEIPTS	—	—	(16,265)	10,981
REXAM ORD GBP0.8035714	—	—	(13,351)	119,242
RIO TINTO ORD GBP0.10	3,470	(185,961)	(2,760)	160,906
SABMILLER PLC ORD USD0.10	8,250	(383,827)	(6,520)	354,893
SAIPEM EUR1	8,558	(193,191)	(8,558)	137,006
SAMSUNG ELECTRONIC GDR	1,014	(588,788)	(210)	149,795
SANDS CHINA LTD USD0.01	24,800	(185,355)	(10,800)	81,461
SERCO GROUP GBP0.02	34,000	(175,178)	(34,000)	93,274
SINGAPORE TELECOMMUNICATIONS NEW COM STK	152,000	(439,278)	(83,000)	258,079
SINOPHARM GROUP CO. LTD. 'H'SHS CNY1	204,000	(627,250)	(77,600)	297,521
TE CONNECTIVITY LTD	33,580	(2,128,926)	(2,900)	167,684
UBS AG CHF0.10	51,601	(1,038,509)	—	—
UBS AG CHF0.10(2ND BUYBACK LINE)	—	—	—	—
UN PAC RR CO 5.866 DUE 07-02-2030	—	—	(38,222)	38,222
VALEANT PHARMACEUTICALS INTERNATIONAL INC COMMON STOCK	4,100	(515,839)	(500)	58,589
WPP PLC ORD GBP0.10	6,200	(118,688)	(1,850)	41,187
YAHOO JAPAN CORP NPV	17,200	(78,274)	(127,000)	479,343
Grand Total	2,281,840	(30,768,572)	(1,795,531)	22,790,738

5500 Supplemental Schedules	Account number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Acquired and Disposed of Within Year)
31-Dec-14

Security Description / Asset ID	Acquired Share/Par Value	Cost of Acquisition Net Amount	Disposed Share/Par Value	Proceeds of Dispositions Net Amount
ALLY AUTO RECEIVABLES TR 2013-1 ASSET BACKED CTF CL A-3 .68 DUE 05-15-2017	485,000	(485,455)	(105,985)	105,985
AON PLC 3.5% DUE 06-14-2024	250,000	(249,745)	(250,000)	249,290
APPLE INC 2.85% DUE 05-06-2021	1,420,000	(1,416,507)	(1,290,000)	1,310,818
BK NEW YORK INC MEDIUM TERM SR NTS 2.2 03-04-2019	310,000	(309,656)	(115,000)	115,212
CHASE ISSUANCE TR .79% DUE 06-15-2017	1,625,000	(1,630,780)	(1,250,000)	1,253,157
CISCO SYS INC 2.125% DUE 03-01-2019	770,000	(769,453)	(770,000)	773,903
CITIGROUP INC 6.125% DUE 11-21-2017	550,000	(629,596)	(550,000)	619,715
CMO BEAR STEARN CML MTG SECS TR 07-PWR16PTHRU CTF CL A-AB VAR 6-11-40 REG	—	—	(37,276)	37,276
CNH EQUIP TR SER 2014-A CL A2 .49 DUE 06-15-2017	235,000	(234,988)	(31,871)	31,871
CONSUMERS FDG LLC 5.76000022888% DUE 10-20-2016	424,926	(445,624)	(199,350)	199,350
DET EDISON 6.62% DUE 03-01-2016	275,846	(280,587)	(1,424,209)	1,424,209
FORD CR AUTO OWNER .58% DUE 12-15-2016	249,170	(249,433)	(144,207)	144,207
FREEPORT-MCMORAN 3.875% DUE 03-15-2023	330,000	(315,586)	(175,000)	167,596
GIC METLIFE CONTRACT # METLIFE SA 698 RATE 00.0000% MAT 00/00/0000	1,528	(154,685)	(1,528)	154,685
HARLEY DAVIDSON 1.11000001431% DUE 09-15-2016	—	—	(155,551)	155,551
HONDA AUTO NO-INCOME .40999999642% DUE 09-21-2016	375,000	(374,972)	(44,361)	44,361
HYUNDAI AUTO .95% DUE 12-15-2016	160,000	(160,381)	(29,683)	29,683
LEGG MASON INC SR NT 5.5 05-21-2019	300,000	(333,557)	(575,000)	662,219
PETROBRAS GLOBAL 6.25% DUE 03-17-2024	610,000	(641,028)	(610,000)	644,211
PETROBRAS GLOBAL FLTG RT 3.15065% DUE 03-17-2020	655,000	(655,000)	(655,000)	656,717
PETROBRAS INTL FIN 5.375% DUE 01-27-2021	175,000	(181,738)	(575,000)	574,207
PETROLEOS 4.875% DUE 01-18-2024	750,000	(745,898)	—	—
PVTPL ACTAVIS FDG SCS NT 144A 2.45 DUE 06-15-2019 BEO	210,000	(209,404)	—	—
PVTPL ARC PROP OPER LP 3 DUE 02-06-2019 BEO	540,000	(537,791)	—	—
PVTPL TOYOTA AUTO RECEIVABLES 2013-B NT CL A-2 .48% DUE 02-15-2016 REG	—	—	(259,864)	259,864
REED ELSEVIER CAP 8.625% DUE 01-15-2019	425,000	(539,873)	(350,000)	441,875
SOUTHERN CO 1.3% DUE 08-15-2017	195,000	(194,938)	(195,000)	194,431
SYNCHRONY FINL 4.25 DUE 08-15-2024	85,000	(84,835)	(85,000)	85,904
SYSCO CORP 1.45% DUE 10-02-2017	335,000	(334,873)	(335,000)	336,394
TALISMAN ENERGY 3.75% DUE 02-01-2021	315,000	(316,029)	(85,000)	88,391
TOYOTA AUTO .41% DUE 08-15-2016	495,000	(494,997)	(82,808)	82,808
UNITED STATES OF AMER TREAS NOTES INFLATION INDEXED 0.125 04-15-2018	5,715,000	(5,914,662)	(5,715,000)	5,975,441
VERIZON 2.625% DUE 02-21-2020	—	—	(765)	765
Grand Total	18,266,470	(18,892,071)	(16,097,458)	16,820,096

MONSANTO SAVINGS AND INVESTMENT PLAN
EIN 43-1878297
SUPPLEMENTAL SCHEDULE 3
Form 5500, Schedule H, Part IV, Line 4j –
Schedule of Reportable Transactions for the Year Ended Dec. 31, 2014

5500 Supplemental Schedules	Account number 7879
Account Name MONSANTO CONSOLIDATED
1 JAN 14 - 31 DEC 14

◆	5% Report — Part A
Single Transaction in Excess of 5%

Security Description / Asset ID	Shares/Par Value	Date	Acquisition Price	Disposition Price	Lease Rental	Expenses Incurred	Cost	Current Value on Transaction Date	Net Gain/Loss

THERE ARE NO REPORTABLE TRANSACTIONS

NOTE: TRANSACTIONS ARE BASED ON THE 2013-12-31 VALUE (INCLUDING ACCRUALS) OF 3,220,948,439.48

5500 Supplemental Schedules	Account number 7879
Account Name MONSANTO CONSOLIDATED
1 JAN 14 - 31 DEC 14

◆	5% Report—Part B
Series of Non-Security Transactions with Same Party in Excess of 5%

Security Description / Asset ID	Shares/Par Value	Date	Acquisition Price	Disposition Price	Lease Rental	Expenses Incurred	Cost	Current Value on Transaction Date	Net Gain/Loss

THERE ARE NO REPORTABLE TRANSACTIONS

NOTE: TRANSACTIONS ARE BASED ON THE 2013-12-31 VALUE (INCLUDING ACCRUALS) OF 3,220,948,439.48

5500 Supplemental Schedules	Account number 7879
Account Name MONSANTO CONSOLIDATED
1 JAN 14 - 31 DEC 14

◆	5% Report—Part C Summary
Series of Transactions by Issue in Excess of 5%

Security Description / Asset ID		Number of Transactions	Transaction Aggregate		Lease Rental	Expenses Incurred	Cost of Asset	Current Value of Asset on Transaction
			Acquisition Price	Disposition Price
NTGI COLLECTIVE GOVERNMENT SHORT TERM INVESTMENT FUND CUSIP: 195997MV0	Total acquisitions	1,653	640,159,228	—	—	—	640,159,228	640,159,228
	Total dispositions	1,750	—	653,665,301	—	—	653,665,301	653,665,301

NOTE: TRANSACTIONS ARE BASED ON THE 2013-12-31 VALUE (INCLUDING ACCRUALS) OF 3,220,948,439.48

5500 Supplemental Schedules	Account number 7879
Account Name MONSANTO CONSOLIDATED
1 JAN 14 - 31 DEC 14

◆	5% Report—Part D
Series of Transactions with Same Party in Excess of 5%

Security Description / Asset ID	Shares/Par Value	Date	Acquisition Price	Disposition Price	Lease Rental	Expenses Incurred	Cost	Current Value on Transaction Date	Net Gain/Loss

THERE ARE NO REPORTABLE TRANSACTIONS

NOTE: TRANSACTIONS ARE BASED ON THE 2013-12-31 VALUE (INCLUDING ACCRUALS) OF 3,220,948,439.48

5500 Supplemental Schedules	Account number 7870
Account Name MONSANTO WRAPPED CONSOLIDATED
1 JAN 14 - 31 DEC 14

◆	5% Report — Part A
Single Transaction in Excess of 5%

Security Description / Asset ID	Shares/Par Value	Date	Acquisition Price	Disposition Price	Lease Rental	Expenses Incurred	Cost	Current Value on Transaction Date	Net Gain/Loss
THERE ARE NO REPORTABLE TRANSACTIONS

NOTE: TRANSACTIONS ARE BASED ON THE 2013-12-31 VALUE (INCLUDING ACCRUALS) OF 557,924,747.88

5500 Supplemental Schedules	Account number 7870
Account Name MONSANTO WRAPPED CONSOLIDATED
1 JAN 14 - 31 DEC 14

◆	5% Report—Part B
Series of Non-Security Transactions with Same Party in Excess of 5%

Security Description / Asset ID	Shares/Par Value	Date	Acquisition Price	Disposition Price	Lease Rental	Expenses Incurred	Cost	Current Value on Transaction Date	Net Gain/Loss

THERE ARE NO REPORTABLE TRANSACTIONS

NOTE: TRANSACTIONS ARE BASED ON THE 2013-12-31 VALUE (INCLUDING ACCRUALS) OF 557,924,747.88

5500 Supplemental Schedules	Account number 7870
Account Name MONSANTO WRAPPED CONSOLIDATED
1 JAN 14 - 31 DEC 14

◆	5% Report—Part C Summary
Series of Transactions by Issue in Excess of 5%

Security Description / Asset ID		Number of Transactions	Transaction Aggregate		Lease Rental	Expenses Incurred	Cost of Asset	Current Value of Asset on Transaction
			Acquisition Price	Disposition Price
FNMA SINGLE FAMILY MORTGAGE 4.5% 30 YEARS SETTLES OCTOBER CUSIP: 01F0426A6	Total acquisitions	3	18,334,455	—	—	—	18,334,455	18,334,455
	Total dispositions	2	—	18,338,940	—	—	18,334,455	18,338,940
FNMA SINGLE FAMILY MTG 4.50 30 YEARS SETTLES APR CUSIP: 01F042640	Total acquisitions	2	18,171,158	—	—	—	18,171,158	18,171,158
	Total dispositions	2	—	18,165,192	—	—	18,171,158	18,165,192
NTGI COLLECTIVE GOVERNMENT SHORT TERM IN VESTMENT FUND CUSIP: 195997MV0	Total acquisitions	353	390,921,514	—	—	—	390,921,514	390,921,514
	Total dispositions	253	—	388,021,525	—	—	388,021,525	388,021,525
UNITED STATES OF AMER TREAS BILLS DUE 07-10-2014 REG CUSIP: 912796DH9	Total acquisitions	1	18,986,862	—	—	—	18,986,862	18,986,862
	Total dispositions	1	—	18,987,000	—	—	18,986,862	18,987,000
UNITED STATES OF AMER TREAS BILLS DUE 11-13-2014 REG CUSIP: 912796CL1	Total acquisitions	6	18,454,640	—	—	—	18,454,640	18,454,640
	Total dispositions	1	—	18,455,000	—	—	18,454,640	18,455,000
UNITED STATES OF AMER TREAS BILLS 0 DUE 03-13-2014 REG CUSIP: 912796CC1	Total acquisitions	2	17,914,933	—	—	—	17,914,933	17,914,933
	Total dispositions	1	—	17,915,000	—	—	17,914,933	17,915,000
UNITED STATES OF AMER TREAS BILLS 0 TB DUE 08-07-2014 REG CUSIP: 912796DL0	Total acquisitions	3	17,278,891	—	—	—	17,278,891	17,278,891
	Total dispositions	1	—	17,279,000	—	—	17,278,891	17,279,000
UNITED STATES TREAS BILLS 04-10-2014 UNITED STATES TREAS BILLS CUSIP: 912796CG2	Total acquisitions	4	17,715,459	—	—	—	17,715,459	17,715,459
	Total dispositions	1	—	17,716,000	—	—	17,715,459	17,716,000
UNITED STATES TREAS BILLS 05-08-2014 UNITED STATES TREAS BILLS CUSIP: 912796CK3	Total acquisitions	3	18,933,711	—	—	—	18,933,711	18,933,711
	Total dispositions	1	—	18,934,000	—	—	18,933,711	18,934,000
UNITED STATES TREAS BILLS 06-12-2014 UNITED STATES TREAS BILLS CUSIP: 912796DC0	Total acquisitions	3	18,971,664	18,997.00	—	—	18,971,664	18,971,664
	Total dispositions	1	—	—	—	—	18,996,655	18,997,000
UNITED STATES TREAS BILLS 09-11-2014 UNITED STATES TREAS BILLS CUSIP: 912796DV8	Total acquisitions	2	20,074,626	—	—	—	20,074,626	20,074,626
	Total dispositions	2	—	20,075,000	—	—	20,074,626	20,075,000

NOTE: TRANSACTIONS ARE BASED ON THE 2013-12-31 VALUE (INCLUDING ACCRUALS) OF 557,924,747.88

5500 Supplemental Schedules	Account number 7870
Account Name MONSANTO WRAPPED CONSOLIDATED
1 JAN 14 - 31 DEC 14

◆	5% Report—Part C Summary

Series of Transactions by Issue in Excess of 5%

Security Description / Asset ID		Number of Transactions	Transaction Aggregate		Lease Rental	Expenses Incurred	Cost of Asset	Current Value of Asset on Transaction
			Acquisition Price	Disposition Price
UNITED STATES TREAS BILLS 12-11-2014 UNITED STATES TREAS BILLS CUSIP: 912796DB2	Total acquisitions	1	18,384,893	—	—	—	18,384,893	18,384,893
	Total dispositions	1	—	18,385,000	—	—	18,384,893	18,385,000
UNITED STATES TREAS NTS DTD 1.5% DUE 01-31-2019 REG CUSIP: 912828B33	Total acquisitions	13	19,447,355	—	—	—	19,447,355	19,447,355
	Total dispositions	14	—	19,616,805	—	—	19,447,355	19,616,805
UNITED STATES TREAS NTS DTD 11/15/2013 2.75% DUE 11-15-2023 REG CUSIP: 912828WE6	Total acquisitions	17	15,837,642	—	—	—	15,837,642	15,837,642
	Total dispositions	18	—	15,264,746	—	—	15,133,967	15,264,746
UNITED STATES TREAS NTS DTD 11/30/2012 .25% DUE 11-30-2014 REG CUSIP: 912828TZ3	Total acquisitions	1	13,159,760	—	—	—	13,159,760	13,159,760
	Total dispositions	2	—	16,250,000	—	—	16,258,438	16,250,000
UNITED STATES TREAS NTS 1.5 DUE 12-31-2018 REG CUSIP: 912828A75	Total acquisitions	18	26,124,338	—	—	—	26,124,338	26,124,338
	Total dispositions	8	—	19,016,615	—	—	18,917,234	19,016,615
US TREAS NTS DTD 1.625 DUE 03-31-2019 REG CUSIP: 912828C65	Total acquisitions	12	14,446,197	—	—	—	14,446,197	14,446,197
	Total dispositions	7	—	14,553,995	—	—	14,446,197	14,553,995
UTD STATES TREAS .125% DUE 12-31-2014 CUSIP: 912828UD0	Total acquisitions	1	19,500,762	—	—	—	19,500,762	19,500,762
	Total dispositions	2	—	19,504,714	—	—	19,500,762	19,504,714
UTD STATES TREAS .25% DUE 12-31-2015 CUSIP: 912828A67	Total acquisitions	9	40,585,156	—	—	—	40,585,156	40,585,156
	Total dispositions	12	—	33,132,064	—	—	33,105,461	33,132,064

NOTE: TRANSACTIONS ARE BASED ON THE 2013-12-31 VALUE (INCLUDING ACCRUALS) OF 557,924,747.88

5500 Supplemental Schedules	Account number 7870
Account Name MONSANTO WRAPPED CONSOLIDATED
1 JAN 14 - 31 DEC 14

◆	5% Report—Part D
Series of Transactions with Same Party in Excess of 5%

Security Description / Asset ID	Shares/Par Value	Date	Acquisition Price	Disposition Price	Lease Rental	Expenses Incurred	Cost	Current Value on Transaction Date	Net Gain/Loss

THERE ARE NO REPORTABLE TRANSACTIONS

NOTE: TRANSACTIONS ARE BASED ON THE 2013-12-31 VALUE (INCLUDING ACCRUALS) OF 557,924,747.88

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MONSANTO SAVINGS AND INVESTMENT PLAN

By:	/s/ Raymond K Kleeman
Raymond K. Kleeman, Chairperson of the
Monsanto Company Employee Benefits Plans Committee, Administrator of the Plan
June 22, 2015

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm